Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

QXO, INC.,

QUEEN MERGERCO, INC.

and

BEACON ROOFING SUPPLY, INC.

Dated as of March 20, 2025

i

4.18	Notices of Certain Events	71

ARTICLE V Conditions		71

5.1	Conditions to Each Party’s Obligation to Effect the Merger	71

ARTICLE VI Termination		72

6.1	Termination by Mutual Consent	72
6.2	Termination by Either Parent or the Company	72
6.3	Termination by the Company	72
6.4	Termination by Parent	73
6.5	Effect of Termination and Abandonment	73

ARTICLE VII Miscellaneous		74

7.1	Survival	74
7.2	Modification or Amendment	75
7.3	Waiver of Conditions	75
7.4	Counterparts	75
7.5	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL	75
7.6	Specific Performance	77
7.7	Notices	77
7.8	Entire Agreement	79
7.9	No Third Party Beneficiaries	79
7.10	Obligations of Parent and of the Company	80
7.11	Transfer Taxes	80
7.12	Definitions	80
7.13	Severability	80
7.14	Interpretation; Construction	80
7.15	Assignment	81
7.16	Waiver of Claims Against Financing Sources	81

Annex A: Offer Conditions	A-1
Annex B: Form of Certificate of Incorporation of Merger Sub	B-1
Annex C: Defined Terms	C-1

ii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of March 20, 2025, by and among QXO, Inc., a Delaware corporation (“Parent”), Queen MergerCo, Inc., a Delaware corporation and wholly owned Subsidiary of Parent (“Merger Sub”) and Beacon Roofing Supply, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, Merger Sub has previously commenced (within the meaning of Rule 14d-2 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) a tender offer (the “Pending Offer”) to purchase any (subject to the Minimum Condition) and all of the outstanding shares of common stock, par value $0.01 per share, of the Company (each, a “Share” or, collectively, the “Shares”) (other than Shares owned by the Company or any direct or indirect wholly owned Subsidiary of the Company), subject to certain terms and conditions;

WHEREAS, on the date of commencement of the Pending Offer, Parent and Merger Sub filed with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, the “Schedule TO”) with respect to the Pending Offer which contained an offer to purchase and related letter of transmittal and summary advertisement and other ancillary Offer documents and instruments pursuant to which the Offer was made (collectively with any supplements or amendments thereto, the “Offer Documents”);

WHEREAS, the board of directors of each of Parent, Merger Sub and the Company have approved the acquisition of the Company on the terms and subject to the conditions set forth in this Agreement and, accordingly, Merger Sub has agreed to amend the Pending Offer (the Pending Offer as amended and as it may be further amended from time to time as permitted under this Agreement, the “Offer”) to provide for the purchase of all of the Shares for consideration of a price per Share of $124.35 (such amount, or any other amount per share paid pursuant to the Offer and this Agreement, the “Offer Price”), net to the seller in cash, without interest, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the Transactions (including the Offer and the Merger) are fair to and in the best interests of the Company and its stockholders, (ii) adopted, approved and declared advisable this Agreement and the Transactions (including the Offer and the Merger), (iii) resolved that the merger of Merger Sub with and into the Company (the “Merger”) shall be governed by, and effected pursuant to, Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), and (iv) resolved, subject to Section 4.2(d) and Section 4.2(e), to recommend that the stockholders of the Company accept the Offer and tender their Shares to Merger Sub in the Offer;

WHEREAS, the board of directors of Merger Sub has unanimously (i) determined that this Agreement and the Transactions (including the Offer and the Merger) are fair to and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Transactions (including the Offer and the Merger), (iii) resolved that the Merger shall be effected under Section 251(h) of DGCL, and (iv) submitted this Agreement to the sole stockholder of Merger Sub, for adoption thereby and recommended that the sole stockholder approve and adopt this Agreement and the Transactions;

WHEREAS, the board of directors of Parent has duly authorized and approved this Agreement and the Transactions (including the Offer and the Merger);

WHEREAS, following consummation of the Offer, on the terms and subject to the conditions set forth in this Agreement, Merger Sub will be merged with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent in accordance with the DGCL, and each Share outstanding that is not tendered and accepted pursuant to the Offer (other than shares cancelled or converted pursuant to Section 2.1(b) and Dissenting Shares) will thereupon be cancelled and converted into the right to receive cash in an amount equal to the Offer Price, in each case, on the terms and subject to the conditions set forth herein;

WHEREAS, the Merger shall be governed by and effected pursuant to Section 251(h) of the DGCL; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and of the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

The Offer and the Merger

1.1          The Offer.

(a)        Provided that this Agreement shall not have been terminated in accordance with Article VI, Merger Sub shall, and Parent shall cause Merger Sub to, as promptly as reasonably practicable and no later than the date that is seven (7) business days after the date of the initial public announcement of this Agreement, amend the Pending Offer and file with the U.S. Securities and Exchange Commission (the “SEC”) amended Offer Documents reflecting the execution, terms and conditions of this Agreement, and cause the Offer Documents to be disseminated to the holders of Shares as, and to the extent, required by applicable Law (such date of the filing, the “Offer Amendment Date”).

(b)          The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment and pay for any Shares pursuant to the Offer is subject only to the satisfaction or waiver (as provided in Section 1.1(c)) of the conditions set forth in Annex A (the “Offer Conditions”) (without limiting the right of Merger Sub to terminate, extend or modify the Offer in accordance with the terms of this Agreement) and not to any other conditions. On the terms and subject to the Offer Conditions and this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, (i) no later than the first Business Day after the Expiration Date, irrevocably accept for purchase all Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Tendered Shares”) and (ii) as soon as practicable after the Expiration Date (and in any event, no more than two (2) business days), pay for all such Shares (provided that if the Expiration Date is the Outside Date, such acceptance shall occur on the Outside Date). The acceptance for purchase of Shares pursuant to and subject to the conditions of the Offer is referred to in this Agreement as the “Offer Closing,” and the date and time at which the Offer Closing occurs is referred to in this Agreement as the “Acceptance Time.” Parent shall provide, or cause to be provided, to Merger Sub on the date of the Offer Closing funds necessary to purchase and pay for any and all Shares that Merger Sub becomes obligated to accept for payment and purchase pursuant to the Offer and this Agreement.

(c)          The Offer Conditions are for the sole benefit of Parent and Merger Sub, and Parent and Merger Sub may waive, in whole or in part, any Offer Condition at any time and from time to time, in their sole and absolute discretion, other than the Minimum Condition, which may be waived by Parent and Merger Sub only with the prior written consent of the Company. Parent and Merger Sub expressly reserve the right to waive any of the Offer Conditions, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided that, unless otherwise provided in this Agreement or previously approved by the Company in writing, Parent and Merger Sub shall not: (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose conditions or requirements to the Offer in addition to the Offer Conditions or amend, modify or supplement any Offer Conditions, (iv) waive, modify or amend the Minimum Condition, (v) amend any other term of the Offer in a manner that is adverse to the holders of Shares except as required or permitted by Section 1.1(e), (vi) terminate the Offer or accelerate, extend or otherwise change (or make any other amendment that would have the effect of accelerating, extending or otherwise changing) the Expiration Date (as defined below) except as required or permitted by Section 1.1(e), or (vii) provide any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act.

(d)          The Company hereby consents to the inclusion of the recommendation of the Company Board that the Company’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer (the “Company Recommendation”) in the Offer Documents provided that there has not been a Company Adverse Recommendation Change or an Intervening Event Recommendation Change. Merger Sub shall, and Parent shall cause Merger Sub to, cause the Offer Documents to comply as to form in all material respects with the requirements of applicable Law. The Company shall promptly furnish to Parent and Merger Sub all information concerning the Company and the holders of Shares that may be required to be set forth in the Offer Documents or reasonably requested in connection with any action contemplated by this Section 1.1(d), including communication of the Offer to the record and beneficial holders of Shares. Each of the parties agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect, and Parent and Merger Sub further agree to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and disseminated to the holders of Shares, in each case as and to the extent required by applicable Law. Parent and Merger Sub shall provide the Company and its counsel in writing with any written comments (and shall orally describe any oral comments) that Parent, Merger Sub or their counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments. Prior to the filing of the Offer Documents (including any amendment or supplement thereto) with the SEC or dissemination thereof to the holders of Shares, or responding to any comments of the SEC with respect to the Offer Documents, Parent and Merger Sub shall provide the Company with a reasonable opportunity to review and comment on such Offer Documents or response, and Parent and Merger Sub shall give reasonable consideration to any comments provided by the Company. Parent and Merger Sub shall use reasonable best efforts to respond promptly to any such SEC comments.

(e)         Subject to the terms and conditions set forth in the Offer Documents, the Offer shall initially be scheduled to expire at 5:00 p.m., New York City time, on the tenth (10th) business day after the Offer Amendment Date (the “Initial Expiration Date”) or, if the period of time for which the Offer is open shall have been extended pursuant to, and in accordance with, this Section 1.1(e) or as may be required by applicable Law, the time and date to which the Offer has been so extended (the Initial Expiration Date or such later time and date to which the Offer has been extended in accordance with this Section 1.1(e), the “Expiration Date”). Notwithstanding the foregoing, (i) if, on the then-effective Expiration Date, any of the Offer Conditions have not been satisfied or waived, Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer for successive periods of not more than five (5) business days (the length of such period to be determined by Parent or Merger Sub in their sole discretion), or for such longer period as the parties may agree, in order to permit the satisfaction of the Offer Conditions, (ii) Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or necessary to resolve any comments of the SEC or its staff applicable to the Offer or the Offer Documents and (iii) Parent, in its sole discretion, may cause Merger Sub to extend the Offer for up to two (2) successive periods of five (5) business days each upon notice to the Company at least twenty-four (24) hours’ prior to the then-effective Expiration Date; provided that, in the case of clauses (i) and (ii), Merger Sub shall not in any event be required to, and without the Company’s prior written consent shall not, extend the Offer beyond the Outside Date. Except as provided in the immediately preceding sentence, Parent and Merger Sub shall not extend the Offer. Nothing in this Section 1.1(e) shall be deemed to impair, limit or otherwise restrict in any manner the right of the Company, Parent or Merger Sub to terminate this Agreement pursuant to Article VI. In the event that this Agreement is terminated pursuant to the terms hereof, Merger Sub shall, and Parent shall cause Merger Sub to, promptly (and in any event within one (1) business day of such termination) terminate the Offer. If the Offer is terminated or withdrawn by Merger Sub, or this Agreement is terminated in accordance with Article VI, prior to the acceptance for payment of Shares tendered in the Offer, Merger Sub shall, and Parent shall cause Merger Sub to, promptly return, and shall cause any depository acting on behalf of Merger Sub to return, all tendered Shares to the registered holders thereof. Merger Sub shall not withdraw the Offer unless this Agreement has been terminated in accordance with Article VI.

1.2          Company Action.

(a)         The Company shall file with the SEC on the day the amended Offer Documents are filed with the SEC in accordance with Section 1.1(a) (or on such day as may be agreed by the parties, but in any event in accordance with applicable Law), an amended Solicitation/Recommendation Statement on Schedule 14D-9 pertaining to the Offer (such amendment, together with any subsequent amendments or supplements thereto, the “Schedule 14D-9”) that contains the Company Recommendation and the notice and other information required by Section 262(d)(2) of the DGCL, and shall promptly disseminate the Schedule 14D-9 to the holders of Shares as and to the extent required by applicable Law, including by setting the Stockholder List Date as the record date for the purpose of receiving the notice required by Section 262(d)(2) of the DGCL. The Company shall cause the Schedule 14D-9 to comply as to form in all material respects with the requirements of applicable Law. Parent and Merger Sub shall as promptly as reasonably practicable following the date hereof furnish to the Company all information concerning Parent and Merger Sub that may be required or reasonably requested by the Company for inclusion in the Schedule 14D-9. Each of the parties agrees to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to the holders of Shares, in each case as and to the extent required by applicable Law. The Company shall provide Parent, Merger Sub and their counsel in writing with any written comments (and shall orally describe any oral comments) that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments. Unless the Company Board has effected a Company Adverse Recommendation Change or an Intervening Event Recommendation Change, prior to the filing of the Schedule 14D-9 (including any amendment or supplement thereto) with the SEC or dissemination thereof to the holders of Shares, or responding to any comments of the SEC with respect to the Schedule 14D-9, the Company shall provide Parent and Merger Sub with a reasonable opportunity to review and comment on such Schedule 14D-9 or response, and the Company shall give reasonable consideration to any comments provided by Parent or Merger Sub. The Company shall use reasonable best efforts to respond promptly to any such SEC comments.

(b)         The Company shall reasonably promptly after the date hereof provide to Parent, or cause to be provided to Parent, a true and complete copy of a list of the holders of Shares as well as mailing labels and any available listing or computer file containing the names and addresses of all record and, to the extent available to the Company, beneficial holders of Shares and lists of securities positions of Shares held in stock depositories, in each case in the Company’s possession or control as of the most recent practicable date and shall promptly furnish Merger Sub with such additional information and assistance (including updated lists of the record and beneficial holders of Shares, mailing labels and lists of securities positions) as Merger Sub or its agents may reasonably request in order to communicate the Offer to the holders of Shares (the date of the list used to determine the Persons to whom the Offer Documents and Schedule 14D-9 are first disseminated, the “Stockholder List Date”). Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent and Merger Sub shall not, and shall direct their respective Representatives not to, use or disclose the information contained in such labels, lists, listings and files other than in connection with the Offer and the Merger and, if this Agreement is terminated, shall and shall direct their respective Representatives to, upon request, deliver to the Company or destroy all copies of such information then in their possession or control.

(c)          The Company shall register (and shall instruct its transfer agent to register) the transfer of the Shares accepted for purchase by Merger Sub effective immediately after the Acceptance Time.

1.3         The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time and in accordance with Section 251(h) of the DGCL, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Merger shall be effected under Section 251(h) of the DGCL as soon as practicable following the consummation of the Offer.  The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company under the Laws of the State of Delaware, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger.

1.4         Consummation of the Merger. Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place (i) at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York, 10019 or remotely by exchange of documents and signatures (or their electronic counterparts) as soon as practicable following (but in any event on the same date as) the consummation of the Offer, subject to the fulfillment or (to the extent permitted by Law) waiver of the conditions set forth in Article V (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions) shall be fulfilled or waived in accordance with this Agreement or (ii) at such other place and time as the Company and Parent may agree in writing (the “Closing Date”). For purposes of this Agreement, the term “business day” shall mean any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized to remain closed in the City of New York, New York, Greenwich, Connecticut or Herndon, Virginia.

1.5        Effective Time. As soon as practicable following the Closing, the Company and Parent will cause the certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware as provided in the DGCL and the parties shall make all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger (the “Effective Time”).

1.6        Effects of the Merger. The Merger shall have the effects provided for in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL.

1.7        Proxy Contest and Related Matters. Effective as of date of this Agreement, Parent hereby irrevocably withdraws, with this Agreement constituting sufficient and conclusive evidence of such withdrawal, its (i) Notice of Nomination of Candidates for Election to the Board of Directors and Stockholder Proposal dated February 12, 2025 (the “Notice”) and (ii) demand to the Company, dated January 29, 2025, to inspect certain books, records and documents of the Company pursuant to Section 220 of the DGCL. Parent or any Affiliate or Representative of Parent shall not (x) solicit proxies or engage in a proxy contest with respect to the election of directors or any other proposal to be considered at the Company’s 2025 annual meeting of stockholders (the “2025 Annual Meeting”) or present any other proposal for consideration at the 2025 Annual Meeting or (y) knowingly encourage any other person to solicit proxies or engage in a proxy contest with respect to the election of directors or any other proposal to be considered at the 2025 Annual Meeting or present any other proposal for consideration at the 2025 Annual Meeting.

1.8         Charter and Bylaws of the Surviving Corporation. At the Effective Time, the Certificate of Incorporation of the Company (the “Charter”) in effect immediately prior to the Effective Time shall be amended and restated in its entirety to read as set forth in Annex B, until thereafter amended as provided therein or by applicable Laws. At the Effective Time, the bylaws of the Company in effect immediately prior to the Effective Time shall be amended and restated in their entirety to read as the bylaws of Merger Sub (the “Bylaws”) in effect immediately prior to the Effective Time, except that all references therein to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation, until thereafter amended as provided therein or by applicable Laws.

1.9        Officers and Directors of the Surviving Corporation. The parties shall take all requisite actions so that the officers of Merger Sub at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws. Subject to applicable Law, the parties shall take all requisite actions so that, from and after the Effective Time, the directors of Merger Sub shall be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

ARTICLE II

Effect of the Merger on Capital Stock

2.1         Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub or the Company or the holders of any capital stock of the Company:

(a)         Merger Consideration. Each Share of the Company issued and outstanding immediately prior to the Effective Time, including, for the avoidance of doubt, Shares received from the settlement of RSU Awards and PSU Awards or the exercise of Options in each case prior to the Effective Time (other than (i) Shares owned by Parent, Merger Sub or any other direct or indirect wholly owned Subsidiary of Parent at the commencement of the Offer and which are owned by Parent, Merger Sub or any other direct or indirect wholly owned Subsidiary of Parent immediately prior to the Effective Time and not, in each case, held on behalf of third parties, (ii) Shares held in treasury of the Company or held by any direct or indirect wholly owned Subsidiary of the Company and (iii) Shares irrevocably accepted for purchase in the Offer (each of the Shares in clauses (i), (ii) and (iii), a “Cancelled Share” and collectively, “Cancelled Shares”) and (iv) Dissenting Shares) shall be automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest (the “Per Share Merger Consideration”). At the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate formerly representing Shares (a “Certificate”) or non-certificated Shares held in book-entry position formerly representing Shares (the “Book-Entry Shares”), as the case may be, formerly representing any of the Shares (other than Cancelled Shares and Dissenting Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration, without interest.

(b)         Cancellation and Conversion of Cancelled Shares. Each Cancelled Share shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.

(c)        Merger Sub. At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

(d)         Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, any Share that is issued and outstanding immediately prior to the Effective Time, held by a Company stockholder who is entitled to demand appraisal rights under Section 262 of the DGCL and who properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (such Share being a “Dissenting Share,” and such Company stockholder being a “Dissenting Stockholder”), shall not be converted into or represent the right to receive the Per Share Merger Consideration to which the holder of such Share would be entitled pursuant to Section 2.1(a) but rather shall entitle the holder thereof to only such rights as are granted by Section 262 of the DGCL. If any Dissenting Stockholder fails to perfect such stockholder’s dissenters’ rights under the DGCL or effectively withdraws or otherwise loses such rights to appraisal with respect to any Dissenting Shares, each such Dissenting Share shall thereupon automatically be deemed to have converted at the Effective Time into the right to receive, without any interest thereon, the Per Share Merger Consideration, pursuant to the exchange procedures set forth in Section 2.2 and shall not thereafter be deemed to be Dissenting Shares. Notwithstanding anything to the contrary contained in this Agreement, if, prior to its effective date, the Merger is rescinded or abandoned, then the right of a Company stockholder to be paid the fair value of such holder’s Dissenting Shares pursuant to Section 262 of the DGCL shall cease. The Company shall give Parent (i) prompt notice of any demand for payment of the fair value of any Shares (or written threats thereof) or any attempted withdrawal of any such demand for payment and any other instrument served pursuant to the DGCL and received by the Company relating to any stockholder’s dissenters’ rights and (ii) the opportunity to lead all negotiations and proceedings with respect to any such demands for payment under the DGCL. The Company shall not, without the prior written consent of Parent, make any payment voluntarily with respect to any demand for appraisal with respect to any Dissenting Shares, offer to settle or settle, or approve the withdrawal of, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise to comply with Section 262 of the DGCL or agree to do any of the foregoing.

2.2          Payment for Shares.

(a)         Paying Agent. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with Computershare Trust Company, N.A. (the “Paying Agent”), in trust in a separate account for the benefit of holders of Shares, an amount in cash in immediately available funds necessary for the Paying Agent to pay the aggregate Per Share Merger Consideration under Section 2.1(a) (such cash deposited with the Paying Agent being hereinafter referred to as the “Payment Fund”). Subject to Section 2.2(d), if the Payment Fund diminishes for any reason below the level required for the Paying Agent to promptly pay the Per Share Merger Consideration under Section 2.1(a), including upon Shares ceasing to qualify as Dissenting Shares, Parent shall promptly replace or restore the cash in the Payment Fund so as to ensure that the Payment Fund is at all times maintained at a level sufficient for the Paying Agent to make all payments of the Per Share Merger Consideration in accordance herewith.

(b)          Payment Procedures.

(i)          Promptly after the Effective Time (and in any event within three (3) business days), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record, as of immediately prior to the Effective Time, of Shares (other than holders of Cancelled Shares) (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof as provided in Section 2.2(f)) to the Paying Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 2.2(f)) or Book-Entry Shares in exchange for the Per Share Merger Consideration.

(ii)        Upon surrender of a Certificate (or affidavit of loss in lieu thereof as provided in Section 2.2(f)) or Book-Entry Shares to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor a cash amount in immediately available funds equal to (A) the number of Shares represented by such Certificate (or affidavit of loss in lieu thereof as provided in Section 2.2(f)) or Book-Entry Shares multiplied by (B) the Per Share Merger Consideration. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or Book-Entry Shares, as applicable. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be exchanged upon due surrender of the Certificate may be issued to such transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable.

(c)          Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registrations of transfer on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to this Article II.

(d)         Termination of Payment Fund. Any portion of the Payment Fund (including the proceeds of any investments thereof) that remains unclaimed by the stockholders of the Company on the date that is one (1) year after the Effective Time shall be delivered to the Surviving Corporation. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article II shall thereafter look only to Parent and the Surviving Corporation for payment of the Per Share Merger Consideration upon due surrender of its Certificates (or affidavits of loss in lieu thereof as provided in Section 2.2(f)) or Book-Entry Shares, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount required to be delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. For purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature. For purposes of this Agreement, the term “Governmental Entity” shall mean any United States or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity.

(e)          Tax Withholding. Notwithstanding any provision in this Agreement to the contrary, Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any amounts otherwise payable under this Agreement (including the Offer and the Merger), such amounts as are required to be withheld or deducted under the Code, the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.

(f)          Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit (satisfactory to the Paying Agent, acting reasonably) of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Per Share Merger Consideration to be paid in respect of the Shares represented by such Certificate as contemplated by this Article II.

2.3          Treatment of Equity Awards.

(a)          Treatment of Options. Unless otherwise agreed to by Parent and any selected holder thereof in writing with respect to such holder, at the Effective Time, with respect to each outstanding and not yet exercised and settled equity award granted under the Stock Plans that is an option to purchase Shares (excluding, for clarity, any option granted pursuant to the Company ESPP (as defined below)) (a “Company Option”), each such Company Option (or portion thereof) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into an option to purchase shares of Parent common stock (an “Adjusted Option”), on the same terms and conditions as were applicable under such Company Option immediately prior to the Effective Time (including vesting terms and conditions), with the number of shares of Parent common stock (rounded down to the nearest whole number of shares) subject to such Adjusted Option equal to the product of (i) the total number of Shares underlying such Company Option immediately prior to the Effective Time, multiplied by (ii) the Equity Award Conversion Amount (as defined below), and with the exercise price applicable to such Adjusted Option to equal the quotient (rounded up to the nearest whole cent) obtained by dividing (1) the exercise price per Share applicable to such Company Option immediately prior to the Effective Time, by (2) the Equity Award Conversion Amount; provided, however, that the exercise price and the number of shares of Parent common stock underlying the Adjusted Option shall be determined in a manner consistent with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”); provided, further, that, in the case of any Company Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent common stock underlying the corresponding Adjusted Option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. For purposes of this Agreement, “Equity Award Conversion Amount” means the quotient obtained by dividing the Per Share Merger Consideration by the volume-weighted average trading price of the Parent common stock on the New York Stock Exchange as reported by The Wall Street Journal for the five (5) consecutive trading days ending on the trading day immediately preceding the Closing Date.

(b)         Treatment of Restricted Stock Units. Unless otherwise agreed to by Parent and any selected holder thereof in writing with respect to such holder, at the Effective Time, with respect to each outstanding and not yet settled restricted stock unit award for which vesting is solely based on service-based conditions (each, an “RSU Award”) granted under the Stock Plans:

(i)          each RSU Award that is held by a non-employee member of the Company Board, whether vested or unvested, as of the Effective Time (each such RSU Award, a “Cash-Out RSU Award”) shall, by virtue of the Merger and without any action on the part of the holder thereof, accelerate in full and be cancelled and shall entitle the holder thereof to receive, as soon as reasonably practicable, but in no event later than the first payroll date following the Effective Time, an amount in cash, without interest and less applicable Taxes and authorized deductions, equal to the sum of (x) the product of (A) the Per Share Merger Consideration, multiplied by (B) the number of Shares subject to such Cash-Out RSU Award, and (y) any accrued and unpaid dividends or dividend equivalent rights corresponding to such Cash-Out RSU Award; and

(ii)         each RSU Award that is not a Cash-Out RSU Award (each, an “Assumed RSU Award”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into a restricted stock unit award (an “Adjusted RSU”) relating to the number of shares of Parent common stock equal to the product of (x) the number of Shares subject to such Assumed RSU Award immediately prior to the Effective Time, multiplied by (y) the Equity Award Conversion Amount, with any fractional shares rounded to the nearest whole number of shares, which such Adjusted RSU shall have the same terms and conditions as were applicable to the corresponding Assumed RSU Award (including vesting and settlement terms and conditions), provided that (A) any amounts relating to dividend equivalents, if any, granted with respect to such Assumed RSU Award that are accrued but unvested and unpaid as of the Effective Time will carry over and will be paid if required by and in accordance with the terms and conditions applicable to the corresponding Assumed RSU Award immediately prior to the Effective Time (as modified by this Section) and (B) any dividend equivalents that are payable with respect to any unvested Adjusted RSU following the Effective Time will be paid within 30 days following vesting.

(c)         Treatment of Performance-Based Restricted Stock Units. Unless otherwise agreed to by Parent and any selected holder thereof in writing with respect to such holder, at the Effective Time, with respect to each outstanding and not yet settled award of restricted stock units for which vesting is based on service-based conditions and performance-based conditions (each, a “PSU Award”) granted under the Stock Plans, each such PSU Award shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into an award of restricted stock units for which vesting is solely based on service-based conditions (an “Adjusted PSU”) relating to the number of shares of Parent common stock equal to the product of (i) the number of Shares subject to such PSU Award immediately prior to the Effective Time (with the performance-based vesting conditions deemed satisfied at target), multiplied by (ii) the Equity Award Conversion Amount, with any fractional shares rounded to the nearest whole number of shares, which such Adjusted PSU shall have the same terms and conditions as were applicable to the corresponding PSU Award (including vesting and settlement terms and conditions, excluding performance-based vesting terms), provided that (A) any amounts relating to dividend equivalents, if any, granted with respect to such PSU Award that are accrued but unvested and unpaid as of the Effective Time will carry over and will be paid if required by and in accordance with the terms and conditions applicable to the corresponding PSU Award immediately prior to the Effective Time (as modified by this Section) and (B) any dividend equivalents that are payable with respect to any unvested Adjusted RSU following the Effective Time will be paid within 30 days following vesting.

(d)         Treatment of ESPP. Prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company’s 2023 Employee Stock Purchase Plan (the “Company ESPP”)) shall take all actions as it deems necessary or appropriate to ensure that (i) participation in the Company ESPP shall be limited to those employees who are participants on the date of this Agreement, (ii) participants may not increase their payroll deduction elections or rate of contributions from those in effect on the date of this Agreement or make any separate non-payroll contributions to the Company ESPP on or following the date of this Agreement, (iii) no offering period shall be commenced after the date of this Agreement, (iv) as of the earlier of the first scheduled purchase date following the date of this Agreement or a date that is no later than the last trading day before the Effective Time, each participant’s then-outstanding share purchase right under the Company ESPP shall be automatically exercised by applying the payroll deductions of each participant holding such rights for the offering period in which the Effective Time occurs to the purchase of Shares at the option price applicable to such purchase right, and (v) if requested by Parent in writing at least ten (10) business days prior to the Effective Time, the Company ESPP shall terminate as of the Effective Time. All Shares purchased pursuant to the Company ESPP shall be treated in accordance with Section 2.1.

(e)          Corporate Actions. At or prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, shall take all actions necessary to implement the provisions of Sections 2.3(a), 2.3(b), 2.3(c) and 2.3(d) and Parent and Merger Sub shall take such actions as are necessary to implement the provisions of Sections 2.3(a), 2.3(b) and 2.3(c). No later than the Effective Time, Parent shall prepare and have on file with the SEC an effective registration statement on an appropriate form (including Form S-8 or other applicable form) with respect to the shares of Parent common stock subject to the Adjusted Options, Adjusted RSUs and Adjusted PSUs.

2.4         Adjustments to Prevent Dilution. If at any time during the period between the date of this Agreement and the Effective Time, any change in the number of Shares or securities convertible or exchangeable into or exercisable for Shares shall occur as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer or other similar transaction, the Offer Price, the Per Share Merger Consideration and payments pursuant to Section 2.3 shall be equitably adjusted; provided that nothing in this Section 2.4 shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

2.5        Subsequent Actions. The parties agree to take all necessary action to cause the Merger to become effective as soon as practicable following the Offer Closing without a meeting of the Company’s stockholders, as provided in Section 251(h) of the DGCL.

ARTICLE III

Representations and Warranties

3.1        Representations and Warranties of the Company. Except as set forth (i) in the Company Reports filed with the SEC from and after January 1, 2022 through three (3) days prior to the date of this Agreement, to the extent that it is reasonably apparent that a disclosure therein is applicable to any particular representation or warranty set forth in this Agreement (excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” section or any other disclosures that are predictive or forward-looking in nature and any exhibits or schedules included or incorporated by reference in such Company Reports) or (ii) in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), the Company hereby represents and warrants to Parent and Merger Sub that:

(a)         Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or similar entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing as a foreign corporation or similar entity or to have such power or authority, are not, individually or in the aggregate, reasonably expected to have a Company Material Adverse Effect. Each Company Subsidiary is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or similar entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, are not, individually or in the aggregate, reasonably expected to have a Company Material Adverse Effect. The Company has made available to Parent complete and correct copies of the Company’s charters and bylaws, as amended to and in effect on the date of this Agreement. As used in this Agreement, the term (i) “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries and (ii) “Company Material Adverse Effect” means any event, change, effect, development, circumstance, state of facts, condition or occurrence (each, an “Effect”) that, when considered individually or in the aggregate with all other Effects, is or would reasonably be expected to have a material adverse effect on (x) the ability of the Company to timely perform its obligations under, or consummate the transactions contemplated by, this Agreement (together with the Offer and the Merger, the “Transactions” provided that, the Transactions, for purposes of the Company’s representations and warranties, shall not include any Financing) or (y) the business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole; provided that no change or development resulting from or arising out of any of the following, alone or in combination, shall be deemed to constitute or be taken into account in determining whether there has been a Company Material Adverse Effect under clause (y):

(A) changes or developments in economic conditions generally in the United States or other countries in which the Company or any of its Subsidiaries conduct operations, including (1) any changes or developments in or affecting the securities, credit or financial markets, (2) any changes or developments in or affecting interest or exchange rates or (3) the effect of any potential or actual government shutdown, except to the extent such changes or developments have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which the Company and its Subsidiaries operate;

(B) changes or developments in or affecting the industry or industries in which the Company or any of its Subsidiaries operate (including such changes or developments resulting from general economic conditions), except to the extent that such changes or developments have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which the Company and its Subsidiaries operate;

(C) the announcement of this Agreement and the Transactions, including changes, developments, effects or events as a result of the identification of Parent or any of its Affiliates as the acquirer of the Company;

(D) changes or developments arising out of acts of terrorism or sabotage, civil disturbances or unrest, war (whether or not declared), the commencement, continuation or escalation of a war or military action, acts of hostility, weather conditions or other acts of God (including storms, earthquakes, floods or other natural disasters), including any material worsening of such conditions threatened or existing on the date of this Agreement, except to the extent that they have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which the Company and its Subsidiaries operate;

(E) changes or developments after the date hereof in applicable Laws, regulatory policies or the definitive interpretations thereof, except to the extent that such changes or developments have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which the Company and its Subsidiaries operate;

(F) changes or developments after the date hereof in generally accepted accounting principles in the United States (“GAAP”) or any foreign equivalents thereof or the interpretations thereof, except to the extent that such changes or developments have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which the Company and its Subsidiaries operate;

(G) any failure by the Company to meet any internal or public projections, forecasts or estimates of revenues or earnings for any period; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change or development underlying such failure constitutes, has resulted in, or contributed to, a Company Material Adverse Effect; and

(H) a decline in the price or trading volume of the Company’s common stock or any change in the ratings or ratings outlook for the Company or any of its Subsidiaries; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change or development underlying such decline or change constitutes, has resulted in, or contributed to, a Company Material Adverse Effect.

As used in this Agreement, “Affiliate” means with respect to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

(b)          Capital Structure.

(i)          The authorized capital stock of the Company consists of 100,000,000 Shares, of 61,784,623 Shares were outstanding as of the close of business on March 17, 2025, and 5,000,000 shares of preferred stock, par value $0.01 per share, none of which were outstanding as of the date hereof. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. As of March 17, 2025, other than (A) 5,915,357 Shares reserved for issuance under the Company’s 2024 Stock Plan (the “2024 Plan”), including pursuant to awards outstanding under the 2024 Plan, (B) 1,714,906 Shares issuable pursuant to outstanding awards under the Company’s Second Amended and Restated 2014 Stock Plan (the “2014 Plan” and together with the 2024 Plan, the “Stock Plans”), and (C) 818,164 Shares reserved and available for issuance under the Company ESPP, the Company has no Shares reserved for issuance.

(ii)         As of March 17, 2025, (A) 920,529 Shares were issuable upon the exercise of vested and unvested Company Options, with a weighted average exercise price of $47.62, (B) 889,424 Shares were issuable upon the vesting of RSU Awards, (C) 255,646 Shares were issuable upon the vesting of PSU Awards (assuming achievement of the applicable performance goals at the target level) and (D) 818,164 Shares were reserved and available for issuance under the Company ESPP.  Section 3.1(b)(ii) of the Company Disclosure Letter contains a correct and complete list of Company Options, RSU Awards and PSU Awards outstanding under the Stock Plans as of the close of business on March 17, 2025, including, where applicable, the holder (and, with respect to RSU Awards, whether such award holder is retirement-eligible), the date of grant, term, number of Shares subject to such Company Option, RSU Award or PSU Award (including the number of Shares assuming achievement of the applicable performance goals at the target level), exercise price and the vesting schedule.  Each of the outstanding shares of capital stock or other equity securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by one or more direct or indirect wholly owned Subsidiaries of the Company, free and clear of any lien, charge, pledge, security interest, title exception or defect in title, claim or other encumbrance (each, a “Lien”), except for such transfer restrictions of general applicability as provided under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or other applicable securities Laws.

(iii)        Except for any obligations pursuant to this Agreement, or as set forth in Section 3.1(b)(i) and 3.1(b)(ii), there are no (A) shares of capital stock or other equity securities of the Company, (B) preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Significant Subsidiaries to issue or sell any shares of capital stock or other equity securities of the Company or any of its Significant Subsidiaries or (C) any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of the Company or any of its Significant Subsidiaries (the items referred to in clauses (B) and (C) of or with respect to any Person, collectively, “Equity Rights”), and no such Equity Rights are authorized, issued or outstanding. None of the Company’s Subsidiaries own any shares of capital stock of the Company.

(iv)        Upon any issuance of any Shares in accordance with the terms of the Stock Plans, such Shares will be duly authorized, validly issued, fully paid and nonassessable. Neither the Company nor any of its Subsidiaries owns beneficially or of record any shares of capital stock or other Equity Rights in any other Person that is not a Subsidiary of the Company with a fair market value that is material to the Company and its Subsidiaries, taken as a whole. Except as set forth above, the Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(v)        There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock and other Equity Rights of the Company or any of its Subsidiaries.

(vi)        The Company Board has taken all action necessary to (i) render the rights distributed to the Company’s stockholders pursuant to the Stockholder Rights Agreement, dated as of January 27, 2025, by and between the Company and Computershare Trust Company, N.A. (such rights, the “Rights,” and such agreement, the “Rights Agreement”) inapplicable to this Agreement and the Transactions in all respects, and (ii) provide that neither the execution and delivery of this Agreement, nor the consummation of any of the Transactions, will result in the occurrence of a Distribution Time (as defined in the Rights Agreement) or in Parent or any other Person being or becoming an Acquiring Person (as defined in the Rights Agreement) or otherwise cause the Rights to become exercisable by the holders thereof.

(c)       Corporate Authority and Approval. The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and to perform its obligations under this Agreement and to consummate the Offer and the Merger. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles regardless of whether enforcement is considered in a proceeding in equity or at law (the “Bankruptcy and Equity Exception”). Assuming the Merger is consummated in accordance with Section 251(h) of the DGCL, no stockholder votes or consents are necessary to authorize this Agreement or to consummate the Offer and the Merger. The Company Board has unanimously (i) determined that this Agreement and the Transactions (including the Offer and the Merger) are fair to and in the best interests of the Company and its stockholders, (ii) adopted, approved and declared advisable this Agreement and the Transactions (including the Offer and the Merger), (iii) resolved that the Merger shall be governed by, and effected pursuant to, Section 251(h) of the DGCL, and (iv) resolved, subject to Section 4.2(d) and Section 4.2(e), to recommend that the stockholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

(d)          Governmental Filings; No Violations; Certain Contracts.

(i)          Other than the filings and/or notices (A) pursuant to Section 1.5, (B) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and any other applicable antitrust, competition or similar Laws of any foreign jurisdiction, (C) the filing with the SEC of the Offer Document and Schedule 14D-9, (D) under the rules of Nasdaq, and (E) pursuant to any applicable foreign or state securities or blue sky laws (collectively, clauses (A) through (E), the “Company Approvals”), no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions, except those that the failure to make or obtain would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.

(ii)        Assuming compliance with the matters referenced in Section 3.1(d)(i) and receipt of the Company Approvals, the execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Transactions by the Company will not constitute or result in (A) a breach or violation of, or a default under, the Charter or Bylaws of the Company or the comparable governing instruments of any of its Significant Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination or a recapture (or right of termination or recapture) or a default under, the creation or acceleration of any obligations pursuant to, any lease, license, contract, note, mortgage, indenture, agreement, arrangement or other instrument or obligation (each, a “Contract”) binding upon the Company or any of its Subsidiaries or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries, or (C) a violation of, or conflict with, any Order or Laws to which the Company or any of its Subsidiaries is subject, except, in the case of clause (B) or (C) above, for any such breach, violation, termination or a recapture, default, creation, acceleration or change that, individually or in the aggregate, is not reasonably expected to have a Company Material Adverse Effect.

(e)          Company Reports; Financial Statements.

(i)          The Company has filed or furnished, as applicable, (A) its annual report on Form 10-K for the fiscal years ended December 31, 2024, 2023 and 2022 (B) its quarterly reports on Form 10-Q for its fiscal quarters ended after December 31, 2024, (C) its proxy or information statements relating to meetings of, or actions taking without a meeting by, the stockholders of the Company held since December 31, 2022, and (D) all other forms, reports, schedules, and other statements required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since January 1, 2022 (the “Applicable Date”) (clauses (A) through (D) together with any exhibits or schedules included or incorporated by reference in any such document and including any supplements, modifications or other amendments thereto, collectively, the “Company Reports”). As of its respective date, and, if amended, supplemented or modified by a subsequent filing with the SEC since its respective date, as of the date of the last such amendment, supplement or modification, each Company Report complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (“SOX”), and any rules and regulations promulgated thereunder applicable to the Company Report. Each registration statement, as amended or supplemented, if applicable, filed by the Company pursuant to the Securities Act since January 1, 2022, as of the date such statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. As of its respective date, and, if amended, supplemented or modified by a subsequent filing with the SEC since its respective date, as of the date of the last such amendment, supplement or modification, no Company Report contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments from any comment letters received by the Company from the SEC relating to reports, statements, schedules, registration statements or other filings made by the Company with the SEC. The Company has made available to Parent true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2022 through the date of this Agreement relating to the Company Reports and all written responses of the Company thereto through the date of this Agreement, other than those letters publicly available on the SEC’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”).

(ii)        Each of the consolidated financial statements included or incorporated by reference into the Company Reports (including the related notes and schedules) (the “Company Financial Statements”) (A) has been prepared from, and is in accordance with, the books and records of the Company and its consolidated Subsidiaries, (B) complies in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act, (C) has been prepared in all material respects in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the Company Financial Statements or in the notes to the Company Financial Statements and subject, in the case of unaudited statements, to normal year-end audit adjustments, none of which is material, and the absence of footnote disclosure), and (D) fairly presents, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows of the Company and its Subsidiaries as of the date and for the periods referred to in the Company Financial Statements.

(iii)        The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including reasonable assurance (A) that transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability and (B) regarding prevention or timely detection of any unauthorized acquisition, use or disposition of assets that could have a material effect on the Company’s financial statements. No significant deficiency, material weakness or fraud that involves management or other employees was identified in management’s assessment of internal controls as of December 31, 2024. The Company maintains “disclosure controls and procedures” (as defined by Rule 13a-15 or 15d-15 under the Exchange Act). Such disclosure controls and procedures are, in all material respects, effective to ensure that all information required to be disclosed by the Company is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC to allow timely decisions regarding required disclosure within the time periods specified in the SEC’s rules and forms, and the Exchange Act and the Securities Act. The Company has disclosed, based on its most recent evaluation of internal control over financial reporting, to the Company’s outside auditors and the Audit Committee of the Company Board (x) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, all of which information described in clauses (x) and (y) above has been disclosed by the Company to Parent prior to the date of this Agreement, and the Company will promptly provide to Parent true and correct copies of any such disclosure that is made after the date of this Agreement.

(iv)       The principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) have made all certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the Company Reports, and the statements contained in such certifications were and are true and complete on the date such certifications were made. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX.

(f)          Absence of Certain Changes. (i) Since January 1, 2025 through the date hereof, (A) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice (other than actions taken by the Company expressly contemplated by this Agreement and the Transactions) and (B) there has not been any Effect that, individually or in the aggregate, has had or is reasonably expected to have a Company Material Adverse Effect. (ii) Since January 1, 2025 through the date hereof, there has not been any action taken or agreed to be taken by the Company that, if taken during the period from the date of this Agreement through the Effective Time, would have required the prior consent of Parent pursuant to Sections 4.1(vi), 4.1(x), 4.1(xii), 4.1(xiii) and 4.1(xv).

(g)          Litigation and Liabilities.

(i)         There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations, audits, reviews, inquiries, examinations or other proceedings pending (each, an “Action”) or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, which, individually or in the aggregate, is reasonably expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity which, individually or in the aggregate, is reasonably expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries or any of their respective properties or assets is a party or subject to, or in default under, any Order which, individually or in the aggregate, would have a Company Material Adverse Effect.

(ii)       Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), other than liabilities and obligations (A) set forth or reflected or reserved against in the Company Financial Statements, (B) incurred in the ordinary course of business consistent with past practice since December 31, 2024, (C) incurred in connection with the Offer or the Merger or any other Transaction or agreement contemplated by this Agreement, or (D) that, individually or in the aggregate, are not reasonably expected to have a Company Material Adverse Effect.

(iii)        The term “Knowledge,” when used in this Agreement (i) with respect to the Company, shall mean the actual knowledge of those persons set forth in Section 3.1(g)(iii) of the Company Disclosure Letter after due inquiry of such person’s direct reports and (ii) with respect to Parent shall mean the actual knowledge of those persons set forth in Section 3.1(g)(iii) of the Parent Disclosure Letter after due inquiry of such person’s direct reports.

(h)          Employee Benefits.

(i)           All material Benefit Plans are listed on Section 3.1(h)(i) of the Company Disclosure Letter. The Company has made available to Parent or filed with the SEC prior to the date hereof true and complete copies of, to the extent applicable: (A) all material Benefit Plans (or, in the case of any unwritten Benefit Plan, a description thereof) and any material amendments thereto, (B) the most recent annual report on Form 5500 with respect to all material Benefit Plans, (C) the most recent actuarial report with respect to all material Benefit Plans and (D) the most recent summary plan description with respect to all material Benefit Plans. “Benefit Plans” means each benefit and compensation plan, policy or arrangement covering current or former employees of the Company or its Subsidiaries (the “Company Employees”), current or former individual independent contractors of the Company or its Subsidiaries, or current or former directors of the Company that are maintained, administered or contributed to by the Company or its Subsidiaries, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and compensation, deferred compensation, pension, retirement, severance, tax gross-up, stock option, stock purchase, stock appreciation rights, stock-based, incentive and bonus plans, vacation benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, death benefits, disability benefits, workers’ compensation, supplemental unemployment benefits, change in control benefits and post-employment or retirement benefits, whether or not subject to ERISA, but excluding (x) any “multiemployer plans” within the meaning of Section 3(37) of ERISA (“Multiemployer Plans”) and (y) any plans or programs that are mandated and maintained by a Governmental Entity.

(ii)       All Benefit Plans are in compliance in all material respects with their terms and with ERISA and the Code (to the extent applicable) and other applicable Laws and there is no material pending or, to the Knowledge of the Company, threatened action or litigation relating to the Benefit Plans, other than routine claims for benefits.

(iii)        Each Benefit Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA and is intended to be qualified under Section 401(a) of the Code, has received or may rely on a favorable determination or opinion letter from the IRS, and each trust forming a part thereof is exempt from federal income tax pursuant to Section 501(a) of the Code, and to the Knowledge of the Company, there are no circumstances reasonably likely to result in the loss of the qualification of each such Benefit Plan under Section 401(a) of the Code.

(iv)       Except as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect, there have been no “prohibited transactions,” as that term is defined in Section 406 of ERISA or Section 4975 of the Code, that could subject any Benefit Plan that is subject to ERISA or related trust, or party dealing with such Benefit Plan or related trust, to any tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(v)        Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, with respect to each Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code: (A) no such Benefit Plan is in “at-risk” status for purposes of Section 430 of the Code, (B) there has been no reportable event within the meaning of Section 4043(c) of ERISA, for which the Company has failed to timely report to the Pension Benefit Guaranty Corporation (the “PBGC”) or for which the thirty (30)-day notice requirement has not been waived has occurred, in each case, in the three (3) years prior to the date hereof, (C) all premiums required to be paid to the PBGC have been timely paid in full, (D) no unsatisfied liability (other than for premiums to the PBGC) under Title IV of ERISA has been incurred by the Company or any of its Subsidiaries, and (E) the PBGC has not instituted proceedings to terminate any such Benefit Plan.

(vi)       Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of the Surviving Corporation or any of its affiliates following the Closing. “Controlled Group Liability” means any and all liabilities (A) under Title IV of ERISA, (B) under Section 302 of ERISA, (C) under Sections 412 and 4971 of the Code, (D) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, or (E) that would apply to the Company or any of its Subsidiaries under corresponding or similar provisions of foreign Laws or regulations.

(vii)      Except as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect, none of the Company and its Subsidiaries, nor any other entity which is required to be treated as a single employer with the Company under Section 4001 of ERISA or Section 414 of the Code or is deemed to be under “common control” within the meaning of Section 4001(a)(14) of ERISA (an “ERISA Affiliate”) contributes to or is obligated to contribute to any plan that is a “multiple employer plan” (within the meaning of Section 413(c) of the Code) (a “Multiple Employer Plan”). Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Company and its Subsidiaries taken as a whole, during the six (6) years prior to the date hereof, none of the Company and its Subsidiaries nor, to the Knowledge of the Company, any ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan that has not been satisfied in full.

(viii)     Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Benefit Plan that constitutes a “nonqualified deferred compensation plan” subject to Section 409A of the Code (excluding any Benefit Plans or portion of a Benefit Plan grandfathered under Section 409A of the Code, which the Company represents have not been modified or operated in a manner that would be reasonably expected to jeopardize such grandfathered status) complies and, at all times has complied, both in form and operation, with the requirements of, and has not resulted in the application of any penalty tax under, Section 409A of the Code and the final regulations and other applicable guidance thereunder.

(ix)      Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in combination with another event, (A) entitle any Company Employee, any current or former independent contractor, or any current or former officer or director of the Company or any of its Subsidiaries (each, a “Company Service Provider”) to any payment or benefit (including any enhanced or accelerated benefit, or lapse of repurchase rights or obligations, with respect to any Stock Plans or other benefit under any compensation plan or arrangement of the Company), (B) accelerate the time of payment, vesting or funding, or increase the amount of compensation due any such Company Service Provider, or result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, or terminate from any Benefit Plan or related trust, or (C) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that would (individually or in combination with any other such payment) constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). The execution of this Agreement (either alone or in conjunction with any other event) shall not result in the funding of any grantor, “rabbi” or similar trust pursuant to any Benefit Plan, and the Company has taken, or has caused its applicable Subsidiaries to take, all actions necessary to amend any Benefit Plans, trust agreements, or documents that might otherwise have required grantor, “rabbi” or similar trust funding as a result of the execution of this Agreement, so that no such requirement shall take effect.

(x)         No Benefit Plan provides for the gross-up or reimbursement of Taxes under Sections 4999 or 409A of the Code.

(xi)        No Benefit Plan provides welfare benefits, including death or medical benefits (whether or not insured), beyond retirement or termination of service, other than coverage mandated solely by applicable Law and continued coverage for which the applicable employee bears the full cost.

(xii)      Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Benefit Plan maintained outside of the United States (A) that is required to be registered with a Governmental Entity has been registered (and where applicable accepted for registration) and has been maintained in good standing with the applicable Governmental Entity, (B) if it is intended to qualify for special tax treatment, meets all requirements for such treatment, (C) if it is intended to be funded and/or book-reserved, is fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions, (D) has been maintained and operated in accordance with, and is in compliance with, its terms, all applicable Laws, government taxation and funding requirements, and with any agreement entered into with a union or labor organization and (E) has no pending or, to the knowledge of the Company, threatened litigation relating thereto.

(xiii)      There have been no re-pricings of any Company Options through amendments, cancellation and reissuance or other means during the current or prior two (2) calendar years. None of the Company Options have been granted in contemplation of the Offer, the Merger or the other Transactions. None of the Company Options were granted with an exercise price below the fair market value of the Shares (within the meaning of Section 409A of the Code) on the date of grant. The Company Options, RSU Awards and PSU Awards outstanding as of the date hereof have been granted in all material respects in accordance with the terms of the Stock Plans and applicable Laws.

(xiv)     Since November 11, 2024 through the date hereof, the Company has not taken any action (or agreed in writing or otherwise committed in writing to take any action) which, if taken during the period from the date hereof through the Effective Time, would have required the prior consent of Parent pursuant to Section 4.1(xiv)(A), (B) or (D) (any arrangement stemming from such action, a “New Compensation Arrangement”).

(xv)       Since January 1, 2022, to the Knowledge of the Company, there are no actions, suits, investigations or proceedings pending or, to the Knowledge of the Company, threatened in writing related to any allegations of sexual harassment, other sexual misconduct or race discrimination by any director or employee of the Company with the title of Vice President or above.  Since January 1, 2022, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries have entered into any settlement agreements related to allegations of sexual harassment, other sexual misconduct or race discrimination by any director or employee of the Company with the title of Vice President or above.

(i)          Compliance with Laws; Licenses.

(i)          The businesses of each of the Company and its Subsidiaries have not been since January 1, 2022, and are not being, conducted in violation of any applicable federal, state, local or foreign law, statute or ordinance, common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”), except for violations that would not, individually or in the aggregate, have a Company Material Adverse Effect. Except with respect to regulatory matters covered by Section 4.5, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company and its Subsidiaries each has obtained and is in compliance with all permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(ii)        Without limiting the other provisions of this Section 3.1(i), and except as would not have and would not be reasonably expected to, individually or in the aggregate, have a Company Material Adverse Effect, the Company and its Subsidiaries are and, since January 1, 2020, have been in compliance with all statutory and regulatory requirements under the Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78dd-1, et seq.), the Anti-Kickback Act of 1986, as amended, the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Officials in International Business Transactions and all legislation implementing such convention and all other applicable international anti-bribery conventions, and all other applicable anti-corruption, bribery, money laundering and similar Laws and orders (including any applicable written standards, requirements, directives or policies of any Governmental Entity) (the “Anti-Bribery Laws”).

(iii)       Without limiting the other provisions of this Section 3.1(i), except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each of the Company and its Subsidiaries is and will remain in compliance in all respects with all United States economic sanctions, laws, executive orders, and implementing regulations as promulgated by the United States Treasury Department’s Office of Foreign Assets Control (“OFAC”), and all applicable anti-money laundering and counter-terrorism financing provisions of the Bank Secrecy Act and all regulations issued pursuant to it. None of the Company or any of its Subsidiaries (A) is a Person designated by the United States government on the list of the Specially Designated Nationals and Blocked Persons (the “SDN List”) with which a United States Person cannot deal with or otherwise engage in business transactions, (B) is a Person who is otherwise the target of United States economic sanctions laws such that a United States Person cannot deal or otherwise engage in business transactions with such Person, or (C) is controlled by (including by virtue of such Person being a director or owning voting shares or interests), or acts, directly or indirectly, for or on behalf of, any Person on the SDN List or a foreign government that is the target of United States economic sanctions prohibitions.

(iv)       Without limiting the other provisions of this Section 3.1(i), except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each individual who renders services to the Company or any of its subsidiaries who is classified by the Company or such subsidiary, as applicable, as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and tax reporting and under the Benefit Plans) is properly so characterized, and each individual who renders services to the Company or any of its subsidiaries who has been classified by the Company or such subsidiary, as applicable, as “exempt” from overtime requirements is properly so classified.

(j)         Takeover Statutes. Assuming that the representations and warranties of Parent and Merger Sub set forth in Section 3.2(g) are true and correct, (i) no restrictions contained in any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s Charter or Bylaws is applicable to the execution, delivery or performance of this Agreement or the consummation of the Merger or the Offer, and (ii) the Company Board has taken the necessary action to render the restrictions of Section 203 of the DGCL inapplicable to the execution, delivery or performance of this Agreement and the consummation of the Transactions (including the Offer and the Merger).

(k)          Environmental Matters.

(i)         Except for such matters that, individually or in the aggregate, are not reasonably expected to have a Company Material Adverse Effect: (A) the Company and its Subsidiaries are and since January 1, 2022 have been in compliance with all applicable Environmental Law; (B) the Company and its Subsidiaries possess all Licenses required under applicable Environmental Law for the operation of their respective businesses as presently conducted; (C) there are no, and there have not been any, Releases of Hazardous Substances at any property currently or formerly owned, operated, used, occupied or leased by the Company or its Subsidiaries (each, a “Former Property”), under circumstances or in quantities or conditions that have resulted in or are reasonably likely to result in liability to the Company or its Subsidiaries pursuant to contract or any Environmental Laws; (D) neither the Company nor any of its Subsidiaries has received any claim, notice or citation concerning any violation or alleged violation of any applicable Environmental Law since January 1, 2022; (E) there are no writs, injunctions, decrees, orders or judgments outstanding, or any complaints, suits or proceedings pending or, to the Knowledge of the Company, threatened, concerning compliance by the Company or any of its Subsidiaries with any Environmental Law; and (F) neither the Company nor any of its Subsidiaries (or any predecessor entity) has assumed or provided any indemnification with respect to or has otherwise become subject to any liability of any Person under any Environmental Law.

(ii)        Except for such matters that, individually or in the aggregate, are not reasonably expected to have a Company Material Adverse Effect: (A) all underground or above ground storage tanks containing any Hazardous Substance or any other installation or equipment regulated under Environmental Laws, such as by way of example and not by way of limitation, fuel, chemical or other Hazardous Substance dispensers, pumps, piping racks and other ancillary facilities, truck washing and drainage facilities, and pumps or other drainage facilities (a “Regulated Installation”) on the Company Owned Real Property and Company Leased Real Property are in compliance with Environmental Laws; (B) all underground or above ground storage tank or any other equipment or installations which are regulated under any Environmental Laws have, to the extent required by Environmental Laws, been duly registered with the appropriate Governmental Entity; and (C) no underground storage tanks or any other Regulated Installations have been removed from or taken out of service at the Company Owned Real Property, Company Leased Real Property or any Former Property except in compliance with Environmental Laws.

As used in this Agreement, the term “Environmental Law” means any applicable federal, state, local and foreign statutes, rules, regulations, codes, orders and ordinances, including common law, and including all binding administrative rulings and decisions, concerning pollution or protection of the soil, subsoil, surface waters, round waters, aquifers, land, wetlands, streams, sediments, surface or subsurface strata and ambient air (“Environment”), including all those relating to public or occupational health and safety, and the use, handling, treatment, storage, labeling, Release, threatened Release, control, investigation, cleanup or remediation of any Hazardous Substances.

As used in this Agreement, “Hazardous Substance” means any substance, material or waste, whether solid, liquid or gaseous in nature: (a) the presence of which requires notification, investigation, or remediation under any Environmental Law, (b) which is defined as “toxic,” a “hazardous waste,” “hazardous material” or a “hazardous substance” or “pollutant” or “contaminant” under any Environmental Laws, (c) which is toxic, explosive, caustic, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic or otherwise hazardous and is regulated by any Governmental Entity under Environmental Law, (d) which is gasoline, diesel fuel or other petroleum hydrocarbons or petroleum by-products or volatile organic compounds, (e) which consists of polychlorinated biphenyls (PCBs) or asbestos or urea formaldehyde or lead or mold or per- and polyfluoroalkyl substances, or (f) which contains or emits radioactive particles, waves or materials, including radon gas.

As used in this Agreement, “Release” means any release, generation, emission, transport, spill, discharge, deposit, leakage, emission, distribution or disposal, or any uncontained storage or accumulation in violation of any Environmental Law, involving or with respect to any Hazardous Substance.

(l)          Taxes.

In each case, except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)         The Company and each of its Subsidiaries (A) have prepared in good faith and duly and timely filed or caused to be duly and timely filed (in each case taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all respects, (B) have timely paid all Taxes that are required to be paid (after giving effect to any valid extensions of time in which to make such payment) by any of them and have timely withheld and remitted all Taxes that the Company or any of its Subsidiaries is required to withhold and remit from amounts owing to any employee, creditor or other third party, except with respect to matters contested in good faith and for which adequate reserves have been established on the Company Financial Statements in accordance with GAAP, and (C) have not waived any statute of limitations applicable to any Tax Return or agreed to any extension of time within which to make an assessment of Tax, which waiver or extension is currently in effect.

(ii)        No audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters of the Company or any of its Subsidiaries are pending or have been threatened in writing. Each assessed deficiency resulting from any audit or examination relating to a material amount of Taxes by any Tax Authority (A) has been timely paid or otherwise finally resolved or (B) is being contested in good faith through appropriate proceedings and has been adequately reserved for on the Company Financial Statements in accordance with GAAP.

(iii)      Neither the Company nor any of its Subsidiaries (A) is a party to any Tax-allocation, Tax-sharing, Tax-indemnity or similar agreement (other than Contracts in each case (I) entered into in the ordinary course of business, (II) not primarily relating to Taxes, and (III) containing solely customary Tax-allocation, Tax-sharing or Tax-indemnity provisions) or (B) has requested or is subject to any IRS private letter ruling or closing agreement (within the meaning of Section 7121 of the Code) or any comparable ruling from or agreement with any other Tax Authority.

(iv)      There are no Liens for unpaid Taxes on the assets of the Company or any of its Subsidiaries, except Permitted Tax Liens. “Permitted Tax Liens” are liens that relate to Taxes, assessments and governmental charges or levies imposed upon the Company that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Company’s books and records.

(v)         Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code (other than a group the common parent of which is the Company) or (B) has any liability for Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract (other than contracts described in the parenthetical contained in Section 3.1(l)(iii)(A)) or otherwise.

(vi)       During the two (2)-year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution intended to qualify under Section 355 of the Code.

(vii)     Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(viii)      Neither the Company nor any of its Subsidiaries has made any election under Section 965(h) of the Code.

(ix)        Except to the extent specifically and adequately reserved for, in accordance with GAAP, on the Company Financial Statements, neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting made on or prior to the Closing Date, (B) installment sale or open transaction disposition made on or prior to the Closing Date, or (C) prepaid amount received on or prior to the Closing Date.

(x)         During the three (3)-year period ending on the date of this Agreement, no claim has been made by a Tax Authority in writing in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to Tax by the jurisdiction.

(xi)      The charges, accruals, and reserves for Taxes with respect to the Company and its Subsidiaries reflected on the Company Financial Statements filed with the SEC prior to the date hereof are adequate, in accordance with GAAP, to cover Taxes payable by the Company and its Subsidiaries with respect to periods ending on or prior to the date of such Company Financial Statements.

As used in this Agreement, (A) the term “Tax” (including, with correlative meaning, the term “Taxes”) shall mean all federal, state, local and foreign income, profits, capital gain, franchise, gross receipts, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, (B) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, and information returns) supplied or required to be supplied to a Tax Authority relating to Taxes, and any amendment thereto, and (C) the term “Tax Authority” means with respect to any Tax, the governmental authority responsible for the imposition of such Tax.

(m)          Labor Matters.

(i)         Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is the subject of any proceeding asserting that the Company or any of its Subsidiaries is seeking to compel it to bargain with any labor union or labor organization.

(ii)        Except as set forth in Section 3.1(m)(ii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement or other Contract with a labor union, labor organization or works council.  Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, there has not been, since the Applicable Date, any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries.

(iii)       Except as would not be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are in compliance with all applicable Laws in respect of employment, employment practices, classification, labor, terms and conditions of employment and wages and hours with respect to the Company Employees and independent contractors.

(iv)       Except for such matters that, individually or in the aggregate, are not reasonably expected to have a Company Material Adverse Effect, with respect to Company Employees and independent contractors, the Company and its Subsidiaries have not received written notice of any pending or threatened (A) unfair labor practice charge or complaint before the National Labor Relations Board or any other Governmental Entity against them, (B) employee or labor complaints, grievances or arbitrations in each case, against or with respect to them, (C) charge or complaint against or with respect to them before the Equal Employment Opportunity Commission or any other Governmental Entity responsible for the prevention of unlawful employment practices, or (D) investigation against or with respect to them by any Governmental Entity responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health Laws, in each case, by any Company Employees alleging breach of any express or implied contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(n)          Intellectual Property.

(i)        Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2022: (A) the Company and each of its Subsidiaries has the right to use all Intellectual Property owned by the Company or any of its Subsidiaries or otherwise used in or necessary for the conduct of the business of the Company or any of its Subsidiaries as conducted as of the date hereof (the “Material Intellectual Property”), (B) all Material Intellectual Property that is owned by the Company or any of its Subsidiaries is subsisting, and to the Knowledge of the Company, valid and enforceable, and (C) the Company and its Subsidiaries exclusively possess all right, title and interest in such Material Intellectual Property described in the immediately foregoing clause (B) free and clear of all Liens.

(ii)       Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2022: (A) no written claim of invalidity, unenforceability or conflicting ownership rights with respect to any Material Intellectual Property has been made by a third party (other than in office actions or other communications issued by trademark or patent examiners in the ordinary course of prosecution); (B) no such Material Intellectual Property is the subject of any pending or, to the Knowledge of the Company, threatened, action, suit or claim or other proceeding, or, to the Knowledge of the Company, investigation before any court or the United States Patent and Trademark Office, the United States Copyright Office or similar governmental agencies worldwide; (C) no person or entity has given written notice to the Company or any of its Subsidiaries that the use of any Material Intellectual Property by the Company, any of its Subsidiaries or any licensee of the Company or any of its Subsidiaries, or the conduct of the business of the Company or any of its Subsidiaries, is infringing, misappropriating or violating any Intellectual Property rights of any third party; (D) the conduct of the business of the Company and its Subsidiaries and the use of the Material Intellectual Property by the Company and its Subsidiaries does not infringe, misappropriate or violate, and since January 1, 2022, has not infringed, misappropriated or violated any Intellectual Property right of any third party; and (E) to the Knowledge of the Company, since January 1, 2022, no other Person has violated, misappropriated, diluted or infringed any rights under any Material Intellectual Property owned by the Company or any of its Subsidiaries.

(iii)       Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have taken commercially reasonable measures to maintain the confidentiality of any material confidential information or trade secrets included in the Material Intellectual Property. To the Knowledge of the Company, since January 1, 2022, there has been no unauthorized access or use by, or unauthorized disclosure to, any Person of any such material confidential information or trade secrets, except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(iv)       Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) to the Knowledge of the Company, since January 1, 2022, the software, hardware and other information technology systems owned or otherwise used by the Company or any of its Subsidiaries (collectively, “Company IT Systems”), have not failed or been subject to any unauthorized access or other breach of security; (B) the Company and each of its Subsidiaries have commercially reasonable security measures in place to protect the Company IT Systems from unlawful use or access by any third party; and (C) the Company and its Subsidiaries have in place commercially reasonable incident response and disaster recovery plans for the Company IT Systems.

(v)        Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) since January 1, 2022, the Company and its Subsidiaries have not experienced any unauthorized access to or other breach of security with respect to the information technology systems of the Company and its Subsidiaries, including any breaches that resulted in unauthorized access to or disclosure of Personal Data, or breaches that disrupted access to or the proper functioning of those systems; and (ii) since January 1, 2022, the Company and its Subsidiaries have complied with all applicable Laws and with their own respective posted privacy policies relating to the collection, storage, use, disclosure and transfer of any information held by the Company or its Subsidiaries that can reasonably be used to identify an individual natural person, including any Personal Data; and (iii) the consummation of the Transactions will not impair the rights of the Company and its Subsidiaries to use the Personal Data currently utilized by the Company and its Subsidiaries.

As used in this Agreement, (i) “Intellectual Property” means all of the following, as they exist anywhere in the world, whether registered or unregistered: (A) trademarks, service marks, certification marks, Internet domain names, taglines, social media identifiers, brand names, corporate names, logos, trade dress, trade names and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals thereof; (B) inventions and all patents, and applications therefor, including divisions, provisionals, continuations, continuations-in-part, and all renewals, extensions, reexaminations and reissues thereof; (C) trade secrets, know-how, data, processes, procedures, databases, and all other proprietary information and rights; (D) published and unpublished works of authorship, copyrights therein and thereto, designs, and all registrations and applications therefor, and all renewals and extensions thereof; and (E) computer software programs or applications, including all source code, object code, specifications, designs and documentation related thereto and (ii) “Personal Data” means any information held by the Company or its Subsidiaries that can reasonably be used to identify an individual natural person, including any information defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information” or “personal information” under any applicable Law and that is regulated by such applicable Law.

(o)          Insurance. Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, all fire and casualty, general liability, motor carrier liability, business interruption, sprinkler and water damage insurance policies and other insurance policies maintained by the Company or any of its Subsidiaries: (A) are in full force and effect and all premiums due with respect thereto have been paid; (B) have been made available by the Company to Parent prior to the date of this Agreement; and (C) provide coverage for the applicable operations conducted by the Company and its Subsidiaries of a scope and coverage reasonably consistent with customary industry practice for such type of policies.

(p)          Contracts.

(i)          As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any of the following Contracts (excluding any Benefit Plan): (i) any Contract with respect to indebtedness for borrowed money, any financial guaranty thereof or the mortgaging pledging or otherwise placing a Lien on any of their assets, in each case, in excess of $10,000,000, other than indebtedness between and among the Company and its wholly owned Subsidiaries; (ii) any Contract is not terminable at will by the Company without penalty that purports to prohibit the Company or any of its Subsidiaries from competing in any material respect in any business line, with any Person or in any geographic area; (iii) any Contract that involves any exchange-traded, over-the-counter or other swap, cap, floor, collar, futures contract, forward contract, option or any other derivative financial instrument with a fair market value in excess of $10,000,000; (iv) any Contract that involved expenditures or guaranteed receipts by the Company or any of its Subsidiaries of more than $10,000,000 in 2024 or by its terms requires expenditures or guaranteed receipts by the Company or any of its Subsidiaries of more than $10,000,000 in 2025; (v) any Contract that involved, since January 1, 2024, the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets composing a business or capital stock or other equity interests of another Person (other than acquisitions or dispositions of assets, capital stock and other equity interests by and among the Company and its Subsidiaries) in an amount in excess of $10,000,000; (vi) any Contract (other than this Agreement) that is not terminable on ninety (90) days or less notice and by its terms prohibits the payment of dividends or other distributions by the Company or any of its Subsidiaries; (vii) any joint venture or partnership Contract involving amounts in excess of $10,000,000 that is material to the Company and its Subsidiaries, taken as a whole; (viii) any Company Real Property Lease material to the operation of the Company’s and its Subsidiaries’ business, taken as a whole; (ix) any Contract that contains a put, call, right of first refusal or right of first negotiation, right of first offer, redemption, repurchase or similar right that is material to the Company and its Subsidiaries, taken as a whole, pursuant to which the Company or any of its Subsidiaries would be required to, or have the option or right to, purchase or sell, as applicable, any equity interests, businesses, lines of business, divisions, joint ventures, partnerships or other assets of any Person; (x) any settlement agreement or similar Contract with a Governmental Entity or order to which the Company or any of its Subsidiaries is a party involving future performance by the Company or any of its Subsidiaries in any such case that is material to the Company and its Subsidiaries, taken as a whole; (xi) any Contract pursuant to which the Company or any of its Subsidiaries grants to a third party or receives from a third party a license or any other right with respect to any Material Intellectual Property (other than (A) Contracts pursuant to which the annual fees are less than $10,000,000, (B) non-exclusive licenses granted to service providers in connection with the provision of services to the Company or any of its Subsidiaries, or (C) Contracts with employees and contractors on forms that have been made available to Parent pursuant to which such individual assigns rights in Intellectual Property to the Company or any of its Subsidiaries); (xii) any Contract that (A) grants to any third Person any material exclusive license or supply or distribution agreement or other similar material exclusive rights or (B) grants to any third Person any “most favored nation” rights and is expected to result in aggregate future payments to the Company or any of its Subsidiaries, in each case, in excess of $10,000,000 per annum; (xiii) any Contract involving the performance of services or delivery of goods, products or developmental, consulting or other services commitments by the Company or any of its Subsidiaries as to which any Major Customer is a counterparty (the “Customer Contracts”); (xiv) any Contract involving the performance of services or delivery of goods, materials, supplies or equipment or developmental, consulting or other services commitments to the Company or any of its Subsidiaries, or the payment therefor by the Company or any of its Subsidiaries as to which any Major Supplier is a counterparty (the “Supplier Contracts”); (xv) any indemnification agreement between any Indemnified Party, on one hand, and the Company or any of its Subsidiaries, on the other hand; and (xvi) any Contract deemed to be a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (all contracts of the type described in this Section 3.1(p)(i), together with all amendments, extensions, modifications, guarantees and supplements thereto, being referred to in this Agreement as “Company Key Contracts”).

(ii)         Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party, is in material breach of or default under the terms of any Company Key Contract; (B) each Company Key Contract is a valid and binding obligation of the Company or its Subsidiaries which is party thereto and, to the Knowledge of the Company, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Bankruptcy and Equity Exception; and (C) neither the Company nor any of its Subsidiaries has received any written, or, to the Knowledge of the Company, oral, notice of termination or breach with respect to, and, to the Knowledge of the Company, no party has threatened to terminate, any Company Key Contract. Except for any Company Key Contracts filed without redaction as exhibits to the Company Reports, a copy of each Company Key Contract has been made available to Parent.

(q)          Real Property.

(i)          Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) the Company or a Subsidiary of the Company, as applicable, has good, defensible, marketable and insurable fee simple title to each real property owned by the Company or any Subsidiary (such property collectively, the “Company Owned Real Property”), and (B) the Company or a Subsidiary of the Company, as applicable, has a good and valid leasehold interest in each lease, sublease and other agreement and in each parcel of Company Leased Real Property, under or with respect to which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (the “Company Leased Real Property” and such leases, subleases and other agreements, together with all amendments, extensions, modifications, guarantees and supplements thereto, are, collectively, the “Company Real Property Leases”), in each case, free and clear of all Liens, title defects and title exceptions other than any Permitted Tax Liens and Liens that are not individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (1) each Company Real Property Lease is valid, binding and in full force and effect, subject to the limitation of such enforcement by the Bankruptcy and Equity Exception and (2) no uncured default on the part of the Company or, if applicable, a Subsidiary or, to the knowledge of the Company, the landlord thereunder, exists under any Company Real Property Lease, and no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a material breach or default under any Company Real Property Lease.

(ii)        Except as does not and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) there are no leases, subleases, licenses, rights or other agreements affecting any portion of the Company Owned Real Property or the Company Leased Real Property (other than the Company Real Property Leases) that would reasonably be expected to adversely affect the existing use of such Company Owned Real Property or the Company Leased Real Property by the Company or its Subsidiaries in the operation of its business thereon, (B) there are no outstanding options or rights of first refusal, first offer or first negotiation in favor of any other party to purchase or lease any Company Owned Real Property or any portion thereof or interest therein that would reasonably be expected to adversely affect the existing use of the Company Owned Real Property by the Company in the operation of its business thereon, and (C) neither the Company nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy any portion of a Company Owned Real Property or Company Leased Real Property (the arrangements or agreements therefor, “Third-Party Leases”) that would reasonably be likely to adversely affect the existing use of such Company Owned Real Property or Company Leased Real Property by the Company or its Subsidiaries in the operation of its business thereon. Neither the Company nor any of its Subsidiaries has received notice of any pending, and to the knowledge of the Company there is no threatened, condemnation proceeding with respect to any Company Owned Real Property or Company Leased Real Property, except proceedings which would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(iii)       Except as does not and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, all buildings, structures, fixtures and improvements and all other physical elements of each parcel of Company Owned Real Property and Company Leased Real Property: (A) are in adequate operating condition and repair, subject to ordinary wear and tear, and are structurally sound and free of any material defects, (B) are suitable, sufficient and appropriate and in compliance with zoning and other applicable regulations for their current and contemplated uses (subject to any lawful non-conforming uses that are not material) and (C) consist of and have the use and enjoyment of sufficient land, parking areas (including areas for delivery, loading and unloading of vehicles), access to public highways, railroad trackage and siding, driveways, drainage, storm and sanitary sewers, detention ponds, fire protection, utilities and other facilities in accordance with applicable Law and all required permits, to permit the continued use of all Company Owned Real Property and Company Leased Real Property in the manner and for the purposes to which they are presently devoted or to which they are contemplated to be devoted. Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, each item of material personal property used in the conduct of the business is in good and operable condition and repair sufficient for the present and continued use in business as presently conducted, subject to normal wear and tear.

(r)          Customer and Supplier Relationships. Section 3.1(r)(i) of the Company Disclosure Letter sets forth a true, correct and complete list of the ten (10) largest customers of the Company (based on gross revenue in calendar year 2024) (“Major Customers”). Section 3.1(r)(ii) of the Company Disclosure Letter sets forth a true, correct and complete list of the ten (10) largest suppliers of the Company (based on aggregate purchases made by the Company in calendar year 2024) (“Major Suppliers”). Since December 31, 2024 through the date hereof, no Major Customer or Major Supplier has provided notice in writing that it will permanently stop or materially decrease purchasing or supplying services, materials or products from or to the Company or is otherwise involved in, or, to the Knowledge of the Company, is threatening, a material dispute with the Company or any of its Subsidiaries.

(s)          Brokers and Finders. Neither the Company nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any brokerage fees or commissions or finder’s fees in connection with the Transactions, except that the Company has employed J.P. Morgan Securities LLC and Lazard Frères & Co. LLC as its financial advisor whose fees and expenses are set forth on Section 3.1(s) of the Company Disclosure Letter and will be paid by the Company at its sole cost and expense. The Company has delivered to Parent complete and correct copies of all agreements under which such fee, commission or other like payment is payable and all indemnification and other agreements under which any such fee or commission or other like payment is payable.

(t)           Offer Documents and Schedule 14D-9. None of the information to be supplied in writing by the Company, or any Representative of the Company, to Parent and Merger Sub specifically for inclusion in the Offer Documents, if any, will, at the time such documents are filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Schedule 14D-9 will, at the time such document is filed with the SEC, comply in all material respects with the requirements of the Exchange Act.

(u)        14d-10 Matters. All amounts payable to (x) holders of Shares and other equity interests of the Company (“Covered Securityholders”) pursuant to the Stock Plans and (y) any plan, program, agreement or arrangement pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, in each case to any current or former director, manager, officer, employee or independent contractor of the Company (“Compensation Agreement”), in each case, (a) are being paid or granted as compensation for past services performed, future services to be performed or future services to be refrained from performing by the Covered Securityholders or Company Service Providers, as applicable, (and matters incidental thereto) and (b) are not calculated based on the number of Shares tendered or to be tendered into the Offer by the applicable Covered Securityholder or Company Service Provider, as applicable. The compensation committee of the Company Board (each member of which the Company Board determined is an “independent director” within the meaning of the applicable Nasdaq rules and is an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act) will prior to Closing (i) adopt resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (an “Employment Compensation Arrangement”) (A) each Stock Plan, (B) the treatment of the Company Options, RSUs and PSUs in accordance with the terms set forth herein, the applicable Stock Plan and any applicable Plans and (C) each Compensation Agreement, in each case, which resolutions will not be rescinded, modified or withdrawn in any way, and (ii) will take all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d) under the Exchange Act with respect to the foregoing arrangements.

(v)         Opinion of Financial Advisor. The Company Board has received the opinion of each of J.P. Morgan Securities LLC and Lazard Frères & Co. LLC to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the consideration to be received by the holders of Shares (other than Parent, Merger Sub and their respective affiliates) in the Offer and Merger, taken together as an integrated transaction, is fair, from a financial point of view, to such holders.

(w)       Confidentiality and Other Agreements. Neither the Company nor any of its Subsidiaries are party to or bound by (i) any standstill agreements or exclusivity agreements or (ii) any confidentiality agreements that contain exclusivity provisions or standstill provisions in each case that would prohibit or restrict the Company or any of its Subsidiaries from engaging in any acquisition, disposition, joint venture or strategic alliance or other similar transaction or any solicitation of proxies in respect of such transactions with any third party or its Subsidiaries or Affiliates.

(x)        No Other Representations or Warranties. The Company acknowledges that except for the representations and warranties contained in Section 3.2 (as modified by the Parent Disclosure Letter), none of Parent, Merger Sub nor any other Person on behalf of Parent or Merger Sub or any Subsidiary of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or any Subsidiary of Parent or Merger Sub or the Transactions and any other assets, rights or obligations to be transferred hereunder or pursuant hereto, and Parent and Merger Sub disclaim any other representations or warranties, whether made by Parent or Merger Sub or any of their Affiliates or their respective directors, officers, managers, employees, investment bankers, attorneys, accountants and other advisors and representatives (such directors, officers, managers, employees, investment bankers, attorneys, accountants and other advisors and representatives, collectively, the “Representatives”).

3.2        Representations and Warranties of Parent and Merger Sub. Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent prior to entering into this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), Parent and Merger Sub each hereby represents and warrants to the Company that:

(a)         Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or similar entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, are not, individually or in the aggregate, reasonably expected to have a Parent Material Adverse Effect. Parent has made available to the Company a complete and correct copy of the charter and bylaws or comparable governing documents of Parent and Merger Sub, each as in effect on the date of this Agreement. As used in this Agreement, “Parent Material Adverse Effect” means an Effect that, when considered individually or in the aggregate with all other Effects is or would reasonably be expected to be materially adverse to the ability of Parent or Merger Sub to timely perform its obligations under this Agreement and consummate the Transaction.

(b)        Corporate Authority. No vote or consent of holders of capital stock of Parent is necessary to approve or adopt this Agreement or the Transactions. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and, subject only to the adoption and approval of this Agreement by Parent as the sole stockholder of Merger Sub, which adoption and approval by the sole stockholder of Merger Sub will occur immediately following execution of this Agreement, to perform its obligations under this Agreement and to consummate the Offer and the Merger. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming this Agreement constitutes a valid and binding agreement of the Company, constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception. Assuming the Merger is consummated in accordance with Section 251(h) of the DGCL, no stockholder votes or consents are necessary to authorize this Agreement or to consummate the Offer and the Merger. The board of directors of Merger Sub has unanimously (i) determined that this Agreement and the Transactions (including the Offer and the Merger) are fair to and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Transactions (including the Offer and the Merger), (iii) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (iv) submitted this Agreement to the sole stockholder of Merger Sub, for adoption thereby and recommended that the sole stockholder approve and adopt this Agreement and the Transactions.

(c)          Governmental Filings; No Violations; Etc.

(i)        Other than the filings and/or notices (A) pursuant to Section 1.5, (B) under the HSR Act, and any other applicable antitrust, competition or similar Laws of any foreign jurisdiction, (C) the filing with the SEC Offer Documents and Schedule 14D-9, (D) under the rules of the New York Stock Exchange, and (E) pursuant to any applicable foreign or state securities or blue sky laws (collectively, clauses (A) through (E)), the “Parent Approvals”), no notices, reports or other filings are required to be made by Parent and Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent and Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the Transactions, except those that the failure to make or obtain would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(ii)        Assuming compliance with the matters referenced in Section 3.2(c)(i) and receipt of the Parent Approvals, the execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Transactions will not constitute or result in (A) a breach or violation of, or a default under, the charter or bylaws or comparable governing documents of Parent or Merger Sub or the comparable governing instruments of any of Parent’s Subsidiaries (other than Merger Sub), (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any Contract or the creation of any Lien on any of the assets of Parent or any of its Subsidiaries pursuant to, any Contracts binding upon Parent or any of its Subsidiaries, or (C) a violation, or conflict with, of any Order or Laws to which Parent or any of its Subsidiaries is subject, except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, creation, acceleration or change that, individually or in the aggregate, would not be reasonably expected to have a Parent Material Adverse Effect.

(d)         Litigation and Liabilities. Except as set forth (i) in the annual, quarterly and current reports filed by Parent with the SEC from and after January 1, 2024 through three (3) days prior to the date of this Agreement, to the extent that it is reasonably apparent that a disclosure therein is applicable to any particular representation or warranty set forth in this Agreement (excluding any risk factor disclosures contained under the heading “Risk Factors” or any disclosure of risks included in any “forward-looking statements” section in such reports), there are no Actions pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub that seek to enjoin or would, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity which, individually or in the aggregate, is reasonably expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries or any of their respective properties or assets is a party to, or in default under, any Order which, individually or in the aggregate, would have a Parent Material Adverse Effect.

(e)         Financing Commitments. As of the date of this Agreement, Parent has delivered to the Company a true and complete copy of the executed debt financing commitment letters, dated January 13, 2025, by and among Parent, Queen TopCo, LLC, a Delaware limited liability company (“TopCo”), and the financial institutions party thereto from time to time, including all exhibits, schedules, annexes and amendments to such letter in effect on the date hereof (the “Commitment Letters”) and a true and correct copy of any related fee letters (provided that fees, “market flex” provisions, “securities demand” provisions, pricing terms, and other economic provisions or commercially sensitive terms may be redacted, none of which would reasonably be expected to reduce the aggregate principal amount of the Debt Financing below the amount required to pay the Required Amount (after taking into account any other Financing, if any, and cash, cash equivalents and other financial assets of Parent and the Company) or impose additional conditions to the funding of the Debt Financing). The debt financing committed pursuant to the Commitment Letters is collectively referred to in this Agreement as the “Debt Financing”. Each Commitment Letter is in full force and effect as of the date of this Agreement, and the commitments contained in each Commitment Letter have not been withdrawn, modified, rescinded or terminated or otherwise amended, supplemented or modified in any respect prior to the date of this Agreement. As of the date of this Agreement, each Commitment Letter, in the form so delivered, is a legal, valid and binding obligation of Parent and TopCo and, to the Knowledge of Parent, the other parties thereto (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity whether considered in a proceeding in equity or at law). Assuming that the Debt Financing is received as contemplated by the Commitment Letters, the aggregate amount of net proceeds from the Debt Financing, together with cash, cash equivalents and other financial assets of Parent and the Company, will be, as of the Closing Date, sufficient to satisfy all of Parent’s obligations under this Agreement on the Closing Date (such amount, the “Required Amount”). There are no side letters or other written agreements or contracts relating to the Debt Financing contemplated by the Commitment Letters to which Parent or TopCo is a party relating to the Commitment Letters or the Debt Financing that would impose additional conditions to the funding of the Debt Financing on the Closing Date or would be reasonably likely to (i) adversely affect the conditionality or enforceability of, or termination rights under, the Commitment Letters or the availability of the Debt Financing on or prior to the Closing Date or (ii) reduce the aggregate amount of the Debt Financing below the amount required to pay the Required Amount (after taking into account any other Financing, if any, and cash, cash equivalents and other financial assets of Parent and the Company), other than the Commitment Letters and other than customary engagement letters, fee letters or fee credit letters (which engagement letters, fee letters and fee credit letters do not contain terms that would impact the conditionality or reduce the amount of the Debt Financing below the amount required to pay the Required Amount (after taking into account any other Financing, if any, and cash, cash equivalents and other financial assets of Parent and the Company)). As of the date of this Agreement, (A) no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach by Parent of any terms or conditions set forth in the Commitment Letters or, to the Knowledge of Parent, any other party thereto under any term or condition of the Commitment Letters and (B) subject to the satisfaction of the conditions contained in Section 5.1 and Annex A hereof, Parent does not have any reason to believe that the Debt Financing contemplated by the Commitment Letters in an amount required to pay the Required Amount (after taking into account any other Financing, if any, and cash, cash equivalents and other financial assets of Parent and the Company) will not be available to Parent or Merger Sub at the Closing. Parent has fully paid all commitment fees or other fees, if any, required by the Commitment Letters to be paid prior to the date of this Agreement. Notwithstanding anything to the contrary herein, each of Parent and Merger Sub expressly acknowledge and agree that obtaining the Financing is not a condition to the Offer, the Merger or the Closing or the obligations of each Parent and Merger Sub to consummate the transactions contemplated by this Agreement. The Offer Conditions satisfy the requirements set forth in the condition contained in paragraph 1(a) of Exhibit E or contained in paragraph 1(a) of Exhibit C, as applicable, to the Commitment Letters.

(f)          Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists solely of 100 shares of common stock, par value $0.01 per share, all of which are duly authorized, validly issued, fully paid, non-assessable and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or direct or indirect wholly owned Subsidiaries of Parent. Merger Sub has been formed solely for the purpose of engaging in the Transactions and, prior to the Effective Time, will not have engaged in any business activities, other than activities related to the Transactions.

(g)         Ownership of Company Capital Stock; Certain Arrangements. Parent and its Subsidiaries beneficially own 100 Shares. None of Parent, Merger Sub or any of their respective Subsidiaries or Affiliates owns, nor will they own prior to the Closing Date (directly or indirectly, beneficially or of record), or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any other shares of capital stock of the Company or other securities convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of the Company or any of its Subsidiaries (other than as contemplated by this Agreement). There are no agreements, arrangements or understandings between Parent, Merger Sub or any of their respective Subsidiaries or Affiliates, on the one hand, and any member of the Company’s management or directors, on the other hand, that relate in any way to the Company or the Transactions. Neither Parent nor any of its Subsidiaries, or the “affiliates” or “associates” of any such entity is, and at no time during the last three (3) years has been, an “interested stockholder” of the Company, in each case as defined in Section 203 of the DGCL. Other than this Agreement, there are no Contracts or any commitments to enter into any Contract between Parent or Merger Sub or any of their respective Affiliates, on the one hand, and any director, officer, employee or stockholder of the Company, on the other hand, relating to the Transactions or the operations of the Surviving Corporation after the Effective Time.

(h)          Offer Documents and Schedule 14D-9. None of the information to be supplied in writing by Parent, Merger Sub or any Representative of Parent or Merger Sub specifically for inclusion in Schedule 14D-9, if any, will, at the time such document is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Offer Documents will, at the time such documents are filed with the SEC, comply as to form in all material respects with the requirements of the Exchange Act.

(i)          Compliance with Laws. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, the businesses of Parent has not been since January 1, 2022, and are not being, conducted in violation of any applicable Laws, except for violations that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(j)        Financial Statements. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, each of the consolidated financial statements included or incorporated by reference into Parent’s annual report on Form 10-K for the fiscal year ended December 31, 2024, (B) its quarterly reports on Form 10-Q for its fiscal quarters ended after December 31, 2024, if any, and (C) all other forms, reports, schedules, and other statements required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since the Applicable Date (clauses (A) through (C) together with any exhibits or schedules included or incorporated by reference in any such document and including any supplements, modifications or other amendments thereto, collectively, the “Parent Reports”) (including the related notes and schedules) (the “Parent Financial Statements”) (i) has been prepared from, and is in accordance with, the books and records of Parent and its consolidated Subsidiaries, (ii) complies in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act, (iii) has been prepared in all material respects in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the Parent Financial Statements or in the notes to the Parent Financial Statements and subject, in the case of unaudited statements, to normal year-end audit adjustments and the absence of footnote disclosure), and (iv) fairly presents, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows of Parent and its Subsidiaries as of the date and for the periods referred to in the Parent Financial Statements.

(k)         Solvency. Neither Parent nor Merger Sub is entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors of the Company or any of its subsidiaries. Assuming (i) the satisfaction of the conditions contained in Sections 5.1 and (ii) the accuracy as of the Effective Time of the representations and warranties of the Company in Section 3.1 in all material respects, the Surviving Corporation will, after giving effect to all of the Transactions, including the payment of the aggregate Per Share Merger Consideration, all amounts to be paid pursuant to this Agreement and all costs and expenses of the Merger (including any repayment or refinancing of Subject Indebtedness) and all other amounts required to be paid in connection with the consummation of the Transactions, be Solvent at and immediately after the Effective Time. As used in this Section 3.2(k), the term “Solvent” means, as of any time of determination, with respect to any Person, that (a) the fair value of the assets of such Person and its subsidiaries on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of such Person and its subsidiaries on a consolidated basis; (b) the present fair saleable value of the property of such Person and its subsidiaries on a consolidated basis will be greater than the amount that will be required to pay the probable liability of such Person and its subsidiaries on a consolidated basis on their debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (c) such Person and its subsidiaries on a consolidated basis will be able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (d) such Person and its subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the Closing Date.

(l)          No Other Representations or Warranties. Parent and Merger Sub acknowledge that neither the Company nor any other Person on behalf of the Company or any Subsidiary of the Company makes, or has made, any other express or implied representation or warranty with respect to the Company or any Subsidiary of the Company or the Transactions and any other assets, rights or obligations to be transferred hereunder or pursuant hereto, and Parent and Merger Sub are not relying on any representation or warranty, and the Company disclaims any other representations or warranties, whether made by the Company, any of its Affiliates or their respective Representatives, except for the representations and warranties contained in Section 3.1 (as modified by the Company Disclosure Letter) or the certificate delivered pursuant to clause (c)(vii) of Annex A.

ARTICLE IV

Covenants

4.1        Interim Operations. From the date of this Agreement until the earlier of the Effective Time and termination of this Agreement in accordance with its terms, the Company covenants and agrees as to itself and each of its Subsidiaries that it will use its commercially reasonable efforts, from the date of this Agreement until the Effective Time, unless Parent shall otherwise approve in writing, to cause the business of it and its Subsidiaries to be conducted, in all material respects, in the ordinary and usual course consistent with past practice and, to the extent consistent therewith, it and its Subsidiaries shall use their respective commercially reasonable efforts to (a) preserve their business organizations, assets and lines of business intact, (b) maintain in effect all of their foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations that are material to the Company and its Subsidiaries, taken as a whole, (c) maintain all leases and all personal property (reasonable wear and tear excepted) that are material to the Company and its Subsidiaries, taken as a whole, used by the Company and its Subsidiaries and necessary to conduct its business in the ordinary course of business consistent with past practice (but with no obligation to renew or extend any lease or to otherwise exercise any rights or options it may have under any lease, including but not limited to rights to purchase or increase or decrease its current properties) and (d) maintain in all material respects its and their existing relations and goodwill with Governmental Entities, customers, suppliers, employees and agents. Without limiting the generality of the foregoing and in furtherance thereof, from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, except (A) as otherwise expressly required by this Agreement, (B) as Parent may consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (C) as required by applicable Laws or definitive interpretations thereof or by any Governmental Entity, or (D) as set forth in Section 4.1 of the Company Disclosure Letter, the Company will not, and will not permit any of its Subsidiaries, to:

(i)        adopt any amendments to its charter or bylaws or, in the case of any Subsidiary that is not a corporation, similar applicable organizational documents;

(ii)      (A) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, business combination, restructuring, recapitalization or other reorganization (other than this Agreement), (B) acquire by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of (other than as set forth in Section 4.1(iii)), or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, (C) take or omit to take any action that would cause any rights under Material Intellectual Property, including with respect to any registrations or applications for registration, to lapse, be abandoned or cancelled, or fall into the public domain, other than actions or omissions in the ordinary course of business consistent with past practice and not otherwise in violation of this Section 4.1, or (D) enter into a joint venture or partnership or similar third-party business enterprise;

(iii)       acquire any assets or capital stock from any other Person, other than acquisitions of assets in the ordinary course of business consistent with past practice;

(iv)       issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of capital stock of the Company or any of its Subsidiaries (other than (A) the issuance of Shares upon the exercise of Company Options and the settlement of RSU Awards and PSU Awards (and dividend equivalents thereon, if applicable) outstanding on the date of this Agreement or (B) the issuance of shares of capital stock by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company or (C) the issuance, sale, pledge, disposition of, grant, transfer, encumbrance, or authorization of the issuance, sale, pledge, disposition, grant, transfer or encumbrance of capital stock of any Subsidiary of the Company in connection with financing arrangements not restricted under this Agreement) or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible, exchangeable or exercisable securities;

(v)         other than trade credit or otherwise in an amount not to exceed $5,000,000 in the aggregate, in each case, in the ordinary course of business, make any loans, advances or capital contributions to or investments in any Person;

(vi)        (A) declare, set aside or pay any dividend or other distribution, whether payable in cash, stock or other property, with respect to its capital stock, except for dividends by any wholly owned direct or indirect Subsidiary of the Company to the Company or any other wholly owned direct or indirect Subsidiary of the Company, (B) split, combine or reclassify the Shares or any other outstanding capital stock of the Company or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution therefor, (C) redeem, purchase or otherwise acquire, directly or indirectly, any capital stock or other Rights of the Company, except for acquisitions, or deemed acquisitions, of Shares or other equity securities of the Company in connection with (1) the satisfaction of Tax withholding obligations with respect to Company Options, RSU Awards or PSU Awards outstanding on the date of this Agreement, (2) the payment of the exercise price of Company Options outstanding on the date of this Agreement with Shares (including in connection with “net exercises”) and (3) forfeitures of Company Options, RSU Awards or PSU Awards outstanding on the date of this Agreement, in the case of each of (1), (2) and (3), pursuant to their terms as in effect on the date of this Agreement, and except for acquisitions or deemed acquisitions of Shares or other equity securities of the Company or any of its wholly owned Subsidiaries by the Company or any of its wholly owned Subsidiaries, or (D) enter into any agreement, understanding or arrangement with respect to the sale, voting, registration or repurchase of the Company’s capital stock or other Rights of the Company or any of its Subsidiaries; provided that nothing contained herein shall prohibit dividends and distributions paid or made on a pro rata basis by direct or indirect Subsidiaries of the Company in the ordinary course consistent with past practice;

(vii)      redeem, repurchase, prepay, defease, incur, assume, endorse, guarantee or otherwise become liable for any Indebtedness or otherwise modify the terms of any Indebtedness, other than Indebtedness incurred under existing revolving credit facilities of the Company for working capital purposes in the ordinary course of business in an amount not to exceed $150,000,000 in the aggregate (provided that Parent’s prior written consent shall be required in respect of any incremental incurrence of Indebtedness thereunder in excess of $5,000,000). “Indebtedness” of any Person means (A) all indebtedness for borrowed money, (B) any other indebtedness which is evidenced by a note, bond, indenture, debenture or similar Contract, (C) all capitalized lease obligations of such Person or obligations of such Person to pay the deferred and unpaid purchase price of property and equipment, other than trade payables incurred in the ordinary course of business, (D) all obligations of such Person pursuant to securitization or factoring programs or arrangements, (E) all guarantees and arrangements having the economic effect of a guarantee of such Person of any other Indebtedness of any other Person, (F) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination), and (G) reimbursement obligations under (i) letters of credit, bank guarantees and other similar contractual obligations entered into by or on behalf of such Person or (ii) surety, customs, reclamation or performance bonds other than those entered into in the ordinary course of business consistent with past practice;

(viii)      (A) release, assign, compromise, pay, discharge, waive, settle, agree to settle, or satisfy any Action against the Company or any of its Affiliates or its or their respective directors, officers, managers, employees or agents (including any Action relating to this Agreement or the Transactions) or other rights, claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) or (B) waive any claims of substantial value;

(ix)       make, commit to make or authorize any capital expenditure, other than capital expenditures that are in the ordinary course of business consistent with past practice, consistent with the Company’s existing capital budget for 2025 and do not to exceed $1,000,000 individually or $20,000,000 in the aggregate;

(x)         make any material changes with respect to financial accounting policies or procedures, except as required by changes in GAAP or a Governmental Entity;

(xi)        (A) enter into any Contract which would have been a Company Key Contract if entered into prior to the date hereof, (B) amend any Company Key Contract in any material respect or terminate any Company Key Contract, or (C) waive or grant any release or relinquishment of any material rights under, or renew, any Company Key Contract, in each case, except for such actions with respect to Customer Contracts or Supplier Contracts, which actions are in the ordinary course of business consistent with past practice and are not otherwise in violation of Section 4.1 (and it being understood and agreed that if an action is expressly permitted pursuant an exception to another clause of this Section 4.1, the entry into a Contract to take such action will not be prohibited by this clause (xi));

(xii)       (A) make, change or revoke any material Tax election, (B) settle or compromise any audit or proceeding relating to a material Tax liability or material refund of Tax, (C) enter into any Tax sharing agreement (other than contracts described in the parenthetical contained in Section 3.1(l)(iii)(A)) or closing agreement within the meaning of Section 7121 of the Code (or any comparable provision of state, local or foreign Law), (D) agree to any material adjustment of any Tax attribute, (E) change any material method of Tax accounting or Tax period, (F) except upon the request of a Tax Authority, execute any waivers extending the statutory period of limitations with respect to any material Tax Return, (G) file any material amended Tax Return, or (H) request any Tax ruling;

(xiii)     transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, fail to renew, or allow to lapse or expire or otherwise dispose of (or agree to do, or grant any options, or rights of first refusal, first offer or first negotiation with respect to, any of the foregoing) any assets or businesses of the Company or its Subsidiaries, including capital stock of any of its Subsidiaries (collectively, “Company Transfers”), other than (A) equipment, inventory, supplies and other tangible assets in the ordinary course of business consistent with past practice, (B) the mortgage, pledge or encumbrance of assets in connection with financing arrangements not restricted under this Agreement, to the extent such mortgage, pledge or encumbrance is required by the terms thereof and (C) non-exclusive licenses of Intellectual Property granted in the ordinary course of business consistent with past practice;

(xiv)      except as required by applicable Law or by the terms of a Benefit Plan in effect as of the date hereof, (A) grant any new rights to severance or termination payments or benefits to any Company Service Provider, other than in the ordinary course of business consistent with past practice for any Company Service Provider below the level of Vice President, (B) increase the compensation or employee benefits of any Company Service Provider, except for increases in base salary, annual target incentive compensation (excluding equity-based compensation) in the ordinary course of business consistent with past practice in connection with the promotion of any Company Employee below the level of Vice President; (C) establish, adopt, terminate or amend any Benefit Plan (or any arrangement that would be a Benefit Plan if in effect on the date hereof) (other than any ordinary course changes to any Benefit Plan that is a group health plan that does not materially increase the Company’s cost with respect to such benefits) or any collective bargaining agreement; (D) take any action to accelerate the vesting, payment or funding of any compensation or benefits under any Benefit Plan with respect to any Company Service Provider; or (E) hire, promote or terminate the employment (other than for cause) of any Vice President-level employee or above of the Company or any of its Subsidiaries;

(xv)     terminate or permit to lapse without replacing such policy with comparable coverage, or amend or cancel any material insurance policy in any manner materially adverse to Parent or to the Company and its Subsidiaries, taken as a whole;

(xvi)     take any action that would reasonably be expected to prevent, materially impede, materially interfere with or materially delay the consummation of the Transactions (including the Offer and the Merger);

(xvii)     incur or pay any individual expense in excess of $5,000,000; and

(xviii)   agree, authorize or commit to do any of the foregoing, or authorize, recommend or announce an intention to do any of the foregoing.

4.2          No Solicitation by the Company.

(a)         Except as expressly permitted by this Section 4.2, the Company shall, and shall cause each of its Affiliates and its and their Representatives to, (i) (A) immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal, and promptly (but in any event within one (1) business day) after the date of this Agreement, if not already done so prior to the date of this Agreement, instruct any Person who entered into a confidentiality agreement with the Company that has not expired or been terminated in connection with any actual or potential Acquisition Proposal to return or destroy all such information or documents in accordance with the terms of such confidentiality agreement and (B) immediately terminate all physical and electronic data room access for such Person and their Representatives to diligence or other information regarding the Company or any of its Subsidiaries and (ii) from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VI, not, directly or indirectly, (A) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal (including by granting any waiver under Section 203 of the DGCL), (B) other than informing Persons of the provisions contained in this Section 4.2, engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish any non-public information or afford access to properties, books or records to any other Person in connection with or for the purpose of soliciting, initiating, encouraging or facilitating, an Acquisition Proposal, or (C) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment or agreement in principle (whether written or oral, binding or nonbinding) with respect to, or take any action to support or in furtherance of, an Acquisition Proposal. Except to the extent necessary to take any actions that the Company or any third party would otherwise be permitted to take pursuant to this Section 4.2 (and in such case only in accordance with the terms hereof), (i) the Company and its Subsidiaries shall not release any third party from, or waive, amend or modify any provision of, or grant permission under, any confidentiality or standstill provision in any agreement to which the Company or any of its Subsidiaries is a party and (ii) the Company shall, and shall cause its Subsidiaries to, enforce the confidentiality and standstill provisions of any such agreement, and the Company shall, and shall cause its Subsidiaries to, immediately take all steps necessary to terminate any waiver that may have been heretofore granted, to any Person other than Parent or any of Parent’s Affiliates, under any such provisions (other than any termination of any standstill provision that occurs automatically upon the execution or announcement of this Agreement in accordance with the existing terms of any such agreement in effect as of the date hereof); provided that the Company shall be permitted to take any such action prohibited by the foregoing clause (i) if the Company receives a written request from a third party to take such action and the Company Board determines in good faith, after consultation with outside counsel, that the failure to take such action would be reasonably likely to constitute a violation of the Company Board’s fiduciary duties under applicable Law; provided, further, that the Company shall promptly (and in no event later than twenty-four (24) after taking such action) provide written notice to Parent that it has taken such action and the identity of the applicable third party.

(b)        Notwithstanding anything to the contrary contained in Section 4.2(a) or any other provisions of this Agreement but subject to the first sentence of Section 4.2(c), if at any time from and after the date of this Agreement and prior to the Acceptance Time, the Company receives a bona fide, unsolicited written Acquisition Proposal from any Person, under circumstances not involving any breach of this Section 4.2, if the Company Board determines in good faith, (x) after consultation with outside financial advisors of nationally recognized reputation and outside legal counsel, that such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal and (y) after consultation with outside counsel, in light of such Acquisition Proposal, the failure to take such action would reasonably be expected to constitute a violation of the Company Board’s fiduciary duties under applicable Law, then the Company may, directly or indirectly through its Representatives, (i) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person who has made such Acquisition Proposal; provided that the Company shall not provide any non-public information concerning the Company or any of its Subsidiaries to such Person unless such non-public information has been previously provided to, or is substantially simultaneously provided to, Parent and (ii) engage in or otherwise participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal and such Person’s Representatives. For purposes of this Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less favorable in any material respect to the Company than those contained in the Confidentiality Agreement, dated March 10, 2025, between the Company and Parent (the “Confidentiality Agreement”), provided that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of this Section 4.2.

(c)         The Company shall promptly (and in no event later than twenty-four (24) hours after receipt) notify Parent (which notice shall be provided orally and in writing and shall identify the Person making the Acquisition Proposal or request for nonpublic information relating to the Company or any Subsidiary of the Company or for access to the properties, books or records of the Company or any Subsidiary of the Company that, in the Company’s good faith judgment, would reasonably be expected to give rise to or result in an Acquisition Proposal (“Request”) and, in each case, set forth in reasonable detail the material terms thereof) after receipt of any Acquisition Proposal or any Request, and shall promptly (and in no event later than twenty-four (24) hours after receipt) provide copies to Parent of any written Requests, proposals or indications of interest with respect to such Acquisition Proposal, and/or draft agreements relating to such Acquisition Proposal. Without limiting the foregoing, the Company shall keep Parent informed of any material developments regarding any Acquisition Proposal or Requests (including by promptly (and in no event later than twenty-four (24) hours after receipt) providing to Parent copies of any additional or revised written proposals or indications of interest with respect to such Acquisition Proposal, and/or draft agreements relating to such Acquisition Proposal) on a reasonably prompt basis (and in any event within twenty-four (24) hours) and on a daily basis at mutually agreeable times to be agreed in good faith by the parties, advise and confer with Parent (including on an outside counsel basis) regarding the process of negotiations concerning any Acquisition Proposal or Request and the material details (including material terms thereof) of any such Acquisition Proposal or Request and shall respond in good faith to questions reasonably asked by Parent (or its outside counsel) related thereto. The Company agrees that it and its Subsidiaries will not enter into any agreement with any Person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with this Section 4.2.

(d)         Except as expressly permitted by this Section 4.2(d), the Company Board shall not (i) (A) fail to include the Company Recommendation in the Schedule 14D-9 or any amendment thereof, (B) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation, (C) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer that constitutes an Acquisition Proposal (other than a recommendation against such offer or a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case that includes a reaffirmation of the Company Recommendation) (it being understood that the Company Board may refrain from taking a position with respect to such a tender offer or exchange offer until the close of business as of the tenth (10th) business day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered a Company Adverse Recommendation Change and that a statement that the Company Board recommends against acceptance of such tender or exchange offer but, in accordance with this Section 4.2, is engaging in discussions or negotiations with the Person making such tender or exchange offer, shall not be deemed to be a Company Adverse Recommendation Change so long as such statement also expressly and concurrently reaffirms the Company Recommendation), (D) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to stockholders of the Company an Acquisition Proposal, or (E) fail to publicly recommend against an Acquisition Proposal and reaffirm the Company Recommendation within ten (10) business days of the request of Parent (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement, commitment or agreement in principle with respect to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 4.2(b)). Notwithstanding anything to the contrary set forth in this Agreement, prior to the Acceptance Time, the Company Board may (x) make a Company Adverse Recommendation Change and/or (y) terminate this Agreement pursuant to Section 6.3(a) if, after receiving such bona fide, unsolicited Acquisition Proposal, the Company Board has determined in good faith, (I) after consultation with its outside legal counsel, that in light of such Acquisition Proposal, the failure to so make a Company Adverse Recommendation Change would reasonably be expected to result in a violation of the Company Board’s fiduciary duties under applicable Law, and (II) after consultation with outside financial advisors of nationally recognized reputation and outside legal counsel, such Acquisition Proposal would reasonably be expected to result in a Superior Proposal; provided, however, that, prior to making such Company Adverse Recommendation Change, (1) the Company has given Parent at least five (5) business days’ prior written notice of its intention to take make such Company Adverse Recommendation Change (which notice shall include a copy of the Superior Proposal and a copy of the relevant proposed transaction agreements and a copy of any financing commitments relating thereto) (it being agreed that neither the delivery of such a notice nor any public announcement thereof, which announcement the Company has determined in good faith after consultation with its outside legal counsel it is required to make under Law, shall constitute a Company Adverse Recommendation Change so long as such public announcement also expressly and concurrently reaffirms the Company Recommendation), (2) to the extent requested by Parent, the Company and its officers and directors have negotiated, and the Company has used reasonable best efforts to cause its Representatives to negotiate, in good faith with Parent during such notice period to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (3) following the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its outside financial advisors of nationally recognized reputation and outside legal counsel, that (x) failure to make a Company Adverse Recommendation Change would nevertheless reasonably be expected to result in a violation of the Company Board’s fiduciary duties under applicable Law and (y) the Superior Proposal would nevertheless continue to constitute a Superior Proposal, in each case, if the revisions proposed by Parent were to be given effect, and (4) in the event of each and every change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (1) above of this proviso and a new four (4)-business day notice period under clause (1) of this proviso shall commence, during which time the Company shall be required to comply with the requirements of this Section 4.2(d) anew with respect to each such additional notice, including clauses (1) through (4) above of this proviso; and provided, further, that the Company and its Affiliates and its and their Representatives have complied in all material respects with their obligations under this Section 4.2.

(e)        Notwithstanding anything to the contrary set forth in this Agreement, prior to the Acceptance Time, the Company Board may (i) fail to include the Company Recommendation in the Schedule 14D-9 or any amendment thereof or (ii) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation (each occurrence in (i) or (ii) being an “Intervening Event Recommendation Change”) if, in response to an Intervening Event, the Company Board has determined in good faith, after consultation with its outside legal counsel, that failure to make such Intervening Event Recommendation Change would reasonably be expected to result in a violation of the Company Board’s fiduciary duties under applicable Law; provided, however, that (A) such action shall not in any way relate to an Acquisition Proposal or a Superior Proposal (which is addressed under Section 4.2(d)) and (B) prior to making such Intervening Event Recommendation Change, (1) the Company has given Parent at least five (5) business days’ prior written notice of its intention to make such Intervening Event Recommendation Change and a reasonable description of the Intervening Event that serves as the basis of such Intervening Event Recommendation Change (it being agreed that neither the delivery of such a notice nor any public announcement thereof that the Company has determined in good faith after consultation with its outside legal counsel it is required to make under Law shall constitute an Intervening Event Recommendation Change so long as such public announcement also expressly and concurrently reaffirms the Company Recommendation), (2) to the extent requested by Parent, the Company and its officers and directors have negotiated, and the Company has used reasonable best efforts to cause its Representatives to negotiate, in good faith with Parent during such notice period to enable Parent to propose revisions to the terms of this Agreement in such a manner that would obviate the need for making such Intervening Event Recommendation Change, and (3) following the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined in good faith, after consultation with its outside legal counsel, that failure to make an Intervening Event Recommendation Change would reasonably be expected to result in a violation of the Company Board’s fiduciary duties under applicable Law if the revisions proposed by Parent were to be given effect and (4) in the event of each and every change to the material facts and circumstances relating to such Intervening Event, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (1) above of this proviso and a new four (4)-business day notice period under clause (1) of this proviso shall commence, during which time the Company shall be required to comply with the requirements of this Section 4.2(e) anew with respect to each such additional notice, including clauses (1) through (4) above of this proviso; and provided, further, that the Company and its Affiliates and its and their Representatives have complied in all material respect with their obligations under this Section 4.2.

(f)          Nothing contained in this Section 4.2 or in Section 4.7 shall prohibit the Company or the Company Board from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or from making any “stop, look and listen” communication or any other similar disclosure to the Company’s stockholders pursuant to Rule 14d-9(f) under the Exchange Act if, in the Company Board’s determination in good faith based on the advice of outside counsel, the failure to so disclose would reasonably be expected to result in a violation of the Company Board’s fiduciary duties under applicable Law or its obligations under applicable federal securities Law; provided that any such position or disclosure (other than any stop, look and listen communication that includes a reaffirmation of the Company Recommendation) shall be deemed to be a Company Adverse Recommendation Change unless the Company Board expressly and concurrently reaffirms the Company Recommendation.

(g)         For purposes of this Agreement, “Acquisition Proposal” means (i) any inquiry, proposal or offer for or with respect to (or expression of interest by any Person that it is considering or may engage in) a merger, joint venture, partnership, consolidation, dissolution, liquidation, recapitalization, reorganization, share exchange, business combination or similar transaction, (ii) any inquiry, proposal or offer (including tender or exchange offers) to (or expression by any Person that it is considering or may seek to) acquire in any manner, directly or indirectly, in one or more transactions, 15% or more of the outstanding Shares or other securities of the Company, or (iii) any inquiry, proposal or offer to (or expression by any Person that it is considering or may seek to) acquire in any manner (including the acquisition of stock in any Subsidiary of the Company), directly or indirectly, in one or more transactions, assets or businesses of the Company or its Subsidiaries, including pursuant to a joint venture or partnership, representing 15% or more of the consolidated total assets (including equity securities of its Subsidiaries), revenues, EBITDA or net income of the Company, in each case, other than the Transactions.

(h)          For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal (i) that if consummated would result in a third party (or in the case of a direct merger between such third party and the Company, the stockholders of such third party) acquiring, directly or indirectly, more than 80% of the outstanding Shares or more than 80% of the assets of the Company and its Subsidiaries, taken as a whole, for consideration consisting of cash and/or securities, (ii) that the Company Board determines in good faith, after consultation with its outside legal counsel and its outside financial advisors of nationally recognized reputation, is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the Person making such Acquisition Proposal, and (iii) that the Company Board determines in good faith, after consultation with its outside legal counsel and its outside financial advisors (taking into account any changes to this Agreement proposed by Parent in response to such Acquisition Proposal, and all financial, legal, regulatory and other aspects of such Acquisition Proposal, including all conditions contained therein, the form of consideration offered and the Person making such proposal, and this Agreement), is more favorable to the stockholders of the Company from a financial point of view than the Offer and the Merger.

(i)          For purposes of this Agreement, “Intervening Event” means a material event, development, occurrence, state of facts or change that was not known or reasonably foreseeable to the Company Board, as of the execution and delivery of this Agreement (or, if known or reasonably foreseeable, only the portion of such change, effect, event, occurrence or development of which the magnitude or material consequences were not known or reasonably foreseeable by the Company Board as of the date of this Agreement), which event, development, occurrence, state of facts or change becomes known to the Company Board before the Acceptance Time; provided that (x) in no event shall any action taken by either party pursuant to and in compliance with the covenants set forth in this Agreement, and the consequences of any such action, constitute an Intervening Event, (y) in no event shall any event, development, occurrence, state of facts or change that has had or would reasonably be expected to have an adverse effect on the business, financial condition or operations of, or the market price of the securities of, Parent or any of its Subsidiaries constitute an Intervening Event unless such event, development, occurrence, state of facts or change has had or would be reasonably expected to have a Parent Material Adverse Effect, and (z) in no event shall the receipt, existence of or terms of an Acquisition Proposal or any inquiry relating thereto or the consequences thereof constitute an Intervening Event.

(j)          The Company agrees that it will take the necessary steps promptly to inform its Subsidiaries and its Representatives of the obligations undertaken in this Section 4.2.

4.3        14d-10 Matters. Notwithstanding anything herein to the contrary, the Company shall not, from and after the date hereof and until the Effective Time, enter into, establish, amend or modify any plan, program, agreement or arrangement pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, in each case to any current or former director, manager, officer, employee or independent contractor of the Company, unless prior to such entry into, establishment, amendment or modification, the compensation committee of the Company Board (each member of which the Company Board determined is an “independent director” within the meaning of the applicable Nasdaq rules and shall be an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act at the time of any such action) shall have taken all such steps as may reasonably be necessary to (a) approve as an Employment Compensation Arrangement each such plan, program, agreement or arrangement and (b) satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to such plan, program, agreement or arrangement; provided that nothing in this Section 4.3 shall be construed to permit the Company to take any action that is prohibited by the terms of this Agreement.

4.4          Cooperation; Reasonable Best Efforts.

(a)          Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Transactions as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Offer, the Merger or any of the other Transactions. Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Transactions (including the Offer Documents and Schedule 14D-9). In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable.

(b)          Antitrust.

(i)        The parties acknowledge that (x) on January 27, 2025, Parent made its filings pursuant to the HSR Act and Competition Act (Canada) with respect to the Offer, on February 4, 2025, the Company made its filing pursuant to the HSR Act and on February 7, 2025, the Company made its filing pursuant to the Competition Act (Canada) with respect to the Offer, and (y) that the waiting period under the HSR Act with respect to the Offer expired on February 11, 2025 and that Parent received early termination of the waiting period from the Canadian Competition Bureau on February 10, 2025. Notwithstanding anything in this Agreement to the contrary, the Company and Parent shall make any other applicable foreign antitrust or competition Law filings as promptly as practicable. In connection with the Transactions, Parent and the Company shall as promptly as practicable comply with any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions by any Governmental Entities with jurisdiction over enforcement of the HSR Act, any other applicable antitrust Law of the United States, or any other applicable antitrust, competition or similar Laws of any foreign jurisdiction (“Government Antitrust Entity”). Notwithstanding anything herein to the contrary, Parent and the Company shall cooperate in good faith with any Governmental Antitrust Entities and Parent and the Company shall each use its reasonable best efforts to undertake promptly any and all action required to complete the Transactions expeditiously and lawfully; provided that nothing herein shall require Parent or any of its Subsidiaries to (v) sell or otherwise dispose of, or hold separate or agree to sell or otherwise dispose of, assets, categories of assets or businesses of the Company or Parent or their respective Subsidiaries; (w) terminate existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries; (x) terminate any venture or other arrangement; (y) create any relationship, contractual rights or obligations of the Company or Parent or their respective Subsidiaries; or (z) effectuate any other change or restructuring of the Company or Parent or their respective Subsidiaries (and, in each case, to enter into agreements or stipulate to the entry of an Order or decree or file appropriate applications with any Government Antitrust Entity in connection with any of the foregoing), in each case, if such actions described in clauses (v) through (z) would, individually or in the aggregate, be reasonably expected to reduce, impair or eliminate in any material respect any of the benefits or advantages that Parent expects to derive from the Transactions. Parent and the Company each shall diligently assist and cooperate with the other party in preparing and filing any and all written communications that are to be submitted to any Governmental Antitrust Entities in connection with the Transactions and in obtaining any governmental or third-party consents, waivers, authorizations or approvals which may be required to be obtained in connection with the Transactions, which assistance and cooperation shall include: (A) timely furnishing to the other party all information that counsel to the other party reasonably determines is required to be included in such documents or would be helpful in obtaining such required consent, waiver, authorization or approval; (B) promptly providing the other party with copies of all written communications to or from any Government Antitrust Entity relating to any applicable antitrust, competition or similar Laws of any foreign jurisdiction; provided that such copies may be redacted to remove references concerning the valuation of the Company, as necessary to address legal privilege or confidentiality concerns, or to comply with contractual arrangement or applicable Law; and provided, further, that portions of such copies that are competitively sensitive may be designated as “outside antitrust counsel only”; (C) keeping the other party reasonably informed of any communication received from, or given to any Government Antitrust Entity in connection with any proceeding related to any applicable antitrust, competition or similar Laws of any foreign jurisdiction, in each case regarding the Offer or the Merger; and (D) permitting the other party to review and incorporate the other party’s reasonable comments in any communication given by it to any Government Antitrust Entity or in connection with any proceeding related to any applicable antitrust, competition or similar Laws of any foreign jurisdiction, in each case regarding the Offer and the Merger. Neither Parent nor Merger Sub, on one hand, nor the Company, on the other hand, shall initiate, or agree to participate in any meeting, telephone call or discussion with any Government Antitrust Entity with respect to any filings, applications, investigation, or other inquiry regarding the Offer or the Merger or filings under or any applicable antitrust, competition or similar Laws of any foreign jurisdiction without giving the other party reasonable prior notice of the meeting or discussion and, to the extent permitted by such Government Antitrust Entity, the opportunity to attend and participate in such meeting, telephone call or discussion.

(c)       Information. Subject to applicable Laws, the Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Offering Documents or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Transactions.

(d)        Status. Subject to applicable Laws and the instructions of any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the Transactions, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Entity with respect to the Transactions. Neither the Company nor Parent shall permit any of its officers or any other Representatives to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry with respect to the Transactions unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

(e)          Nothing in this Section 4.4 shall prohibit or limit the ability of the Company to take the actions contemplated by Section 4.2. This Section 4.4 shall not govern the obligations of the parties with respect to any Financing, which shall be governed by Section 4.13.

4.5        Access and Reports. Subject to applicable Law, the Company shall (and shall cause its Subsidiaries to), throughout the period from the date hereof to the earlier of the Effective Time or the termination of this Agreement in accordance with its terms: (a) afford Parent and its officers and other authorized Representatives full and complete access to its officers, employees, Representatives, auditors, properties, books, Contracts, audit working papers and records, and furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested; (b) provide Parent and its officers and other authorized Representatives the information and access as set forth in Section 4.5(b) of the Company Disclosure Letter (provided that, solely with respect to the information and access contemplated by this clause (b), if it is not reasonably possible for the Company or its Subsidiaries to provide Parent and its Representatives certain access or information as set forth on Section 4.5(b) of the Company Disclosure Letter prior to the Closing, such failure shall not be taken into account for purposes of determining whether the condition referred to in clause (c)(iv) of Annex A shall have been satisfied so long as the Company, in consultation with Parent and taking into account Parent’s priorities, uses its reasonable best efforts to provide Parent as much information and access as promptly as reasonably possible and prior to the Closing); and (c) provide Parent and its officers and other authorized Representatives the information and access and otherwise take the actions as set forth in Section 4.5(c) of the Company Disclosure Letter; provided, further that the foregoing shall not require the Company to (i) permit any inspection, or to disclose any information that would result in the disclosure of any trade secrets of third parties or (ii) disclose (A) any privileged information of the Company or any of its Subsidiaries, (B) any information that is competitively sensitive or (C) any information that would violate Law; provided, that, in any such case contemplated by clause (ii), the Company shall use reasonable efforts to make reasonable and appropriate substitute disclosure arrangements.

4.6          Nasdaq De-listing. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of the Shares from Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

4.7          Publicity. The initial press release regarding the Offer and the Merger shall be a joint press release in a form as agreed to by the parties. Thereafter (a) the Company shall not, without the consent of Parent, make any press releases or other public communications (including with respect to this Agreement, the Transactions or the financial performance of the Company and its Subsidiaries) except (i) as may be required by applicable Laws or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity, in which case the Company will, to the extent not prohibited by Law, prior to making such release or announcement, provide a copy of such release or announcement to Parent and consult with Parent regarding the contents thereof or (ii) releases, communications or statements regarding the Company’s and its Subsidiaries’ products and services, which releases, communications and statements are in the ordinary course of business and consistent with past practice and (b) Parent shall consult with the Company regarding any press releases or other public announcements with respect to this Agreement and the Transactions, except as may be required by applicable Laws or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity or statements substantially consistent with past statements made in accordance with this Section 4.7. Notwithstanding the foregoing, (A) nothing in this Section 4.7 shall limit the Company’s or the Company Board’s rights under Section 4.2, (B) the Company will not be required to consult with Parent in connection with any such press release or public statement regarding a Company Adverse Recommendation Change or Intervening Event Recommendation Change if the Company Board shall so have effected, and (C) the requirements of this Section 4.7 shall not apply to any disclosure by the Company or Parent of any information concerning this Agreement or the Transactions in connection with any dispute between the parties regarding this Agreement or the Transactions. In addition, the Company may, without Parent or Merger Sub’s consent, communicate to its employees, customers, suppliers and consultants; provided, that, such communication to the extent related to the Transactions, Parent, its Affiliates or the post-Closing operation of the Company’s and its Subsidiaries’ business is consistent with any communications plan or prior communications previously agreed to by Parent and the Company.

4.8          Employee Benefits.

(a)          Parent agrees that, from and after the Effective Time and until the one (1)-year anniversary of the Effective Time, Parent will cause the Company or the Surviving Corporation, as applicable, to provide the Company Employees who remain employed by the Company and its Affiliates following the Effective Time (the “Continuing Employees”) (i) a base salary or regular hourly wage rate, as applicable, that is not less than the base salary or regular hourly wage rate provided to such Continuing Employees by the Company and its Subsidiaries immediately prior to the Effective Time, (ii) annual target cash incentive compensation opportunities (excluding equity-based incentive compensation opportunities) that are not less than those provided to such Continuing Employee by the Company and its Subsidiaries as of immediately prior to the Effective Time, and (iii) employee benefits (excluding severance, equity-based incentive compensation opportunities, defined benefit pension, non-qualified deferred compensation, post-retirement medical or welfare benefits, retention, any change in control benefits and, with respect to any Continuing Employee who received a New Compensation Arrangement, the compensation and benefits provided under such New Compensation Arrangement) that are substantially similar, in the aggregate, to those provided to such Continuing Employee as of immediately prior to the Effective Time (excluding severance, equity-based incentive compensation opportunities, defined benefit pension, non-qualified deferred compensation, post-retirement medical or welfare benefits, retention, any change in control benefits and, with respect to any Continuing Employee who received a New Compensation Arrangement, the compensation and benefits provided under such New Compensation Arrangement); provided, that with respect to any Continuing Employee who received a New Compensation Arrangement, any amount paid in satisfaction of Parent’s obligation to provide compensation or benefits pursuant to such New Compensation Arrangement shall be credited towards Parent’s obligations under this Section 4.8(a). Until such time as Parent shall cause the Continuing Employees to participate in the applicable compensation and employee benefit plans maintained by Parent or any Subsidiary of Parent (collectively, the “Parent Benefit Plans”), the continued participation of the Continuing Employees in the Benefit Plans as in effect at the Effective Time shall be deemed to satisfy the requirements of Section 4.8(a)(iii) (it being understood that participation in Parent Benefit Plans may commence at different times with respect to each of the Parent Benefit Plans).

(b)         With respect to any Parent Benefit Plans in which the Continuing Employees or their respective beneficiaries and dependents are otherwise eligible to participate effective as of the Effective Time, Parent shall, or shall cause the Surviving Corporation to take commercially reasonable efforts to (i) recognize all service of such Continuing Employees with the Company or any of its Subsidiaries, and their respective predecessors as the case may be, for purposes of determining eligibility to participate, vesting, accruals, and entitlement to benefits where length of service is relevant, other than benefit accruals under a defined benefit pension plan or as would result in a duplication of benefits, (ii) waive any pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements with respect to participation and coverage requirements applicable to each Continuing Employee and any covered dependent under any Parent Benefit Plan that is a welfare benefit plan to the extent such conditions were waived or satisfied under similar Benefit Plans immediately prior to the Effective Time, and (iii) provide credit to each Continuing Employee and any covered dependent thereof for any co-payments and deductibles incurred prior to the Effective Time for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any such Parent Benefit Plans that may apply as of or following the Effective Time for the year in which the Effective Time occurs.

(c)          From and after the Effective Time, the Company or the Surviving Corporation, as applicable, will, and Parent will cause the Company or the Surviving Corporation, as applicable, to, honor, in accordance with their terms, all employment, severance, income continuity and change of control programs, plans or agreements between the Company and the Continuing Employees including any New Compensation Arrangements, bonuses, incentives, severance payments or deferred compensation in existence on the date hereof or, to the extent such changes are permitted under Section 4.1(xiv) hereof, as of the Effective Time; provided that the foregoing shall not prohibit Parent, the Company or the Surviving Corporation from amending, suspending or terminating any such arrangements (excluding individual severance arrangements) to the extent permitted under, and in accordance with, their terms.

(d)        If requested by Parent in writing at least ten (10) business days prior to the Effective Time, then, solely to the extent that Parent has established a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (a “Parent 401(k) Plan”) at or prior to the Effective Time, the Company shall cause any Benefit Plan that is a defined contribution plan intended to be qualified under Section 401(a) of the Code (a “Company 401(k) Plan”) to be terminated effective as of the day immediately prior to the Effective Time and contingent upon the occurrence of the Closing. Parent shall permit each Continuing Employee who is then actively employed and participating in the Company 401(k) Plan to elect, and Parent agrees to cause the Parent 401(k) Plan to accept, a “direct rollover” of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash, promissory notes (in the case of outstanding loans) or a combination thereof in an amount equal to the full account balance (including earnings thereon) distributed to such Continuing Employee from the Company 401(k) Plan. If the Company 401(k) Plan is terminated pursuant to Parent’s request in accordance with the preceding sentence, each Continuing Employee shall be eligible to participate in the Parent 401(k) Plan as of the Effective Time.

(e)          As soon as reasonably practicable after the date of this Agreement, the Company shall provide Parent (for Parent’s review and comment) with copies of preliminary calculations prepared in respect of Section 280G of the Code with respect to any “disqualified individual” (within the meaning of Section 280G of the Code) and on or prior to the third (3rd) business day prior to the Effective Time, the Company shall provide Parent with its final Section 280G analysis for Parent’s review and comment. The Company shall consider in good faith all reasonable comments reasonably promptly provided by Parent pursuant to this Section 4.8(e).

(f)         All provisions contained in this Section 4.8 are included for the sole benefit of the respective parties to this Agreement, and shall not create (A) any third-party beneficiary or other rights in any Company Employee or Continuing Employee, or their respective legal representatives or beneficiaries, or any other Person or (B) any right to continued employment with the Company, any of its Subsidiaries, Parent or the Surviving Corporation. Nothing contained in this Section 4.8 is intended to be or shall be considered to be an amendment or adoption of any plan, program, Contract, arrangement or policy of the Company, any of its Subsidiaries, Parent or the Surviving Corporation nor shall it interfere with Parent’s, the Surviving Corporation’s or any of the Surviving Corporation’s Subsidiaries’ right to amend, suspend, modify or terminate any Benefit Plan or Parent Benefit Plan, or to terminate the employment of any employee of the Company or its Subsidiaries for any reason.

4.9         Expenses. Except as otherwise provided in Section 4.4(b)(i), Section 4.10(b) and Section 6.5, whether or not the Offer and the Merger are consummated, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expense.

4.10       Indemnification; Directors’ and Officers’ Insurance.

(a)         From and after the Effective Time, each of Parent and the Surviving Corporation agrees that it will indemnify and hold harmless, to the fullest extent permitted under applicable Laws, each current and former director or officer of the Company and its Subsidiaries (collectively, the “Indemnified Parties,” and individually, an “Indemnified Party”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, amounts paid in settlement or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director or officer of the Company or its Subsidiaries or services performed by such Indemnified Parties at the request of the Company or its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including the Transactions, to the same extent as such Indemnified Parties are indemnified as of the date hereof by the Company pursuant to the Charter or Bylaws or the organizational documents of any Subsidiary of the Company and any indemnification Contracts as of the date hereof. Each of Parent and the Surviving Corporation shall also pay expenses (including reasonable attorneys’ fees) incurred by an Indemnified Party in advance of the final disposition of any such claim, action, suit, proceeding or investigation to the fullest extent permitted under applicable Laws, provided that the Person to whom expenses are advanced provides, to the extent required by applicable Laws, an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification.

(b)         From and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, honor and fulfill the obligations of the Company and its Subsidiaries with respect to any indemnification agreements between any Indemnified Party, on the one hand, and the Company or any of its Subsidiaries, on the other hand, in each case in effect on the date hereof, and shall not amend, repeal or otherwise modify any such provision in any manner that would adversely affect the rights thereunder of any individual who at the Effective Time was an Indemnified Party.

(c)          Prior to the Effective Time, the Company shall, and if the Company fails to do so, Parent shall cause the Surviving Corporation, as of the Effective Time to, obtain and fully pay the premium for six-year “tail” directors’ and officers’ insurance policies from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable as the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of his or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in no event shall the Company expend, or shall Parent or the Surviving Corporation be required to expend, in the aggregate for such policies an amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Company may and the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d)         If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 4.10.

(e)         The provisions of this Section 4.10 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties. Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations under this Section 4.10. The obligations under this Section 4.10 shall not be terminated or modified without the consent of such affected Indemnified Parties.

(f)          The rights of the Indemnified Parties under this Section 4.10 shall be in addition to any rights such Indemnified Parties may have under the Charter or Bylaws of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws. Parent, Merger Sub and the Surviving Corporation hereby agree that all provisions relating to exculpation, advancement of expenses and indemnification for acts or omissions occurring prior to the Effective Time now existing in favor of an Indemnified Party as provided in the Charter or Bylaws of the Company or of any of its Subsidiaries, in each case as of the date hereof, shall remain in full force and effect for a six (6)-year period beginning at the Effective Time.

4.11       Takeover Statutes. If any Takeover Statute is or may become applicable to the Transactions, each of Parent, Merger Sub, the Company and the members of their respective boards of directors shall, to the fullest extent practicable, grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

4.12       Parent Vote. Immediately after execution of this Agreement by the parties hereto, Parent will cause a written consent to be executed by all of the record holders of the stock of Merger Sub to adopt and approve this Agreement in accordance with the applicable provisions of the DGCL and shall promptly deliver such consent to the Company.

4.13        Financing Provisions.

(a)        Prior to and at the Effective Time, at Parent’s sole cost and expense, the Company shall use reasonable best efforts to, shall cause its Subsidiaries to use reasonable best efforts to, and the Company shall use reasonable best efforts to cause its and its Subsidiaries’ respective Representatives to, provide such cooperation in connection with any debt and/or equity financing (including the Debt Financing) by Parent or any of its Subsidiaries or Affiliates in connection with the Transactions (a “Financing”) as may be reasonably requested by Parent or its Representatives, including using reasonable best efforts to:

(i)        promptly provide the Required Financial Information and other information regarding the Company and its Subsidiaries (including any projections of the Company and its Subsidiaries that have been prepared in the ordinary course of business) as may be reasonably requested by Parent and is reasonably necessary and customary in order to consummate any Financing;

(ii)       promptly inform Parent if the chief executive officer, chief financial officer, treasurer, controller or comparable officer of the Company shall have knowledge of any facts as a result of which a restatement of any financial statements (or portion thereof) included in or including the Required Financial Information is reasonably likely or under consideration in order for such financial statements (or portion thereof) to comply with GAAP;

(iii)        assist with Parent’s preparation of the Offering Documents by providing customary information to be used or included in, or that is reasonably necessary in preparation of, such Offering Documents and reviewing and commenting on Parent’s draft of a business description and a “Management’s Discussion and Analysis” to be included in such Offering Documents, in each case with reasonable advance notice and time to review, it being understood and agreed that Parent, and not the Company or its Subsidiaries or their respective Representatives, shall be responsible for the preparation of the Offering Documents;

(iv)      request and use reasonable best efforts to facilitate (including by providing customary representation letters) its independent auditors to (A) provide customary accountant’s comfort letters (including “negative assurance” comfort and change period comfort) with respect to financial information regarding the Company and its Subsidiaries contained in materials related to the Financing, together with drafts of such comfort letters that such independent auditors are prepared to deliver upon the “pricing” of any equity offering or high-yield bonds being issued in connection with any Financing, and consents from the Company’s independent auditors with respect to financial information regarding the Company and its Subsidiaries and (B) attend a reasonable and customary number of accounting due diligence sessions and drafting sessions, which sessions shall be telephonic or held by videoconference and held at reasonable and mutually agreed times, and respond to reasonable and customary diligence inquiries;

(v)        (A) execute customary authorization letters that authorize the distribution of information to prospective lenders and contain a customary representation that the public side versions of such documents do not include material non-public information about the Company or its Subsidiaries or their securities and as to the accuracy of the information contained in such documents, (B) identify any portion of such information that constitutes material, non-public information regarding the Company or its Subsidiaries or their securities, and (C) participate in marketing efforts for any Financing, including a reasonable number of meetings (including meetings with lenders), road shows, due diligence sessions, drafting sessions and sessions with ratings agencies (including the participation in such meetings of the Company’s senior management), during normal business hours and at mutually agreed times and locations;

(vi)        reasonably assist Parent in procuring any necessary rating agency ratings or approvals, including providing reasonable assistance in the preparation of materials customarily requested to be used for rating agency presentations;

(vii)     reasonably cooperate with the marketing efforts for any Financing, including using reasonable best efforts to ensure that any syndication efforts with respect to such Financing benefit from the Company’s and its Subsidiaries’ existing lender and investor relationships, including direct contact between senior management of the Company and the proposed lenders, underwriters, initial purchasers or placement agents, as applicable, in connection with any Financing at reasonable times and locations as mutually agreed;

(viii)      facilitate the execution and delivery of definitive financing documents (including any guarantee, pledge and security documents, supplemental indentures, currency or interest rate hedging arrangement, other definitive financing documents or other certificates (other than with respect to solvency matters, which shall be the sole responsibility of Parent) or other documents and instruments as may be reasonably requested by Parent or the Financing Sources) and the schedules and exhibits thereto (which documents shall only be required to become effective, as to the Company and its Subsidiaries, as of the Closing Date);

(ix)        at the request of Parent, take all corporate, limited liability company, partnership or other similar actions necessary to authorize such Financing, in each case, effective as of the Closing;

(x)       reasonably cooperate with customary due diligence efforts of Parent and its Affiliates and its and their financing sources in connection with the Financing, including by cooperating with consultants or others engaged to undertake field examinations and appraisals, including furnishing information to such persons in respect of current assets, inventory, and other applicable assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements as of the Closing, and reasonably assist with other collateral audits, collateral appraisals and due diligence examinations;

(xi)        assist with Parent’s preparation of pro forma financial statements, by furnishing Parent and Merger Sub with historical financial information and other data with respect to the Company and its Subsidiaries to the extent reasonably available to the Company and respond to reasonable and customary diligence inquiries as may be necessary in order for Parent to prepare pro forma financial statements (it being agreed that (A) Parent, and not the Company or its Subsidiaries or their respective Representatives, shall be responsible for the preparation of the pro forma financial statements and any other pro forma information and (B) the Company will not be required to provide any information or assistance relating to (x) the proposed aggregate amount of debt and equity financing, together with assumed interest rates, dividends (if any) and fees and expenses relating to the incurrence of such debt or equity financing, (y) any post-Closing or pro forma cost savings, synergies, capitalization or ownership or other pro forma adjustments related to the Transactions or (z) any financial information related to Parent or any of its Subsidiaries);

(xii)      facilitate the pledging of collateral and granting of guarantees for any debt financing, including to deliver any original stock certificates and related powers and any original promissory notes and related allonges and, to the extent required to be delivered on the Closing Date, providing reasonable assistance with any collateral documents that involve a third party, including landlord waivers, deposit account control agreements, blocked account arrangements or lock box arrangements, if applicable and in each case as reasonably requested by Parent and subject to the occurrence of the Closing; and

(xiii)      deliver to Parent, at least five (5) business days prior to the Closing Date, all documentation and other information relating to the Company and its Subsidiaries required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, and a beneficial ownership certificate for any entity that qualifies as a “legal entity customer” under the Beneficial Ownership Regulation (31 C.F.R. § 1010.230), in each case to the extent requested by Parent from the Company in writing at least eight (8) business days prior to the Closing Date.

(b)        The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with any Financing; provided that such trademarks and logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries. Notwithstanding anything to the contrary contained in the Confidentiality Agreement or herein, Parent and its Subsidiaries and their Representatives shall be permitted to disclose information to its Financing Sources as necessary and consistent with customary practices in connection with any Financing, subject to customary confidentiality arrangements (which may include “click through” confidentiality agreements). For the avoidance of doubt, in the case of a Financing that constitutes a securities offering, the sharing of information to Financing Sources in such securities offering shall be limited to the Financing Sources acting as underwriters, private placement agents or initial purchasers for such securities offering.

(c)

(i)         The Company shall and shall cause its Subsidiaries to (x) conditioned upon the occurrence of the Closing, deliver all notices (after giving effect to any waiver of notice periods by the agent and/or lenders) and take all other actions required to facilitate the termination of commitments under the Existing Company Credit Agreements, the repayment in full of all obligations then outstanding thereunder and the release of all Liens in connection therewith on the Closing Date (and the Company shall use reasonable best efforts to cooperate with any back-stop, “roll-over” or termination arrangements of Parent in connection with existing letters of credit under the Existing Company Credit Agreements) and (y) deliver to Parent not later than two (2) business days prior to the Effective Time (with drafts being delivered at least five (5) business days prior to the Effective Time) at the reasonable request of Parent) customary payoff letters in respect of the Existing Company Credit Agreements from all financial institutions and other persons (or the agents or trustees authorized to act on behalf thereof) parties to the Existing Company Credit Agreements, together with all documentation relating to the release of all Liens with respect to the Existing Company Credit Agreements (including any termination statements on Form UCC-3, mortgage releases, Intellectual Property security agreement releases or other applicable releases), in each case, in form and substance reasonably satisfactory to Parent, which payoff letters shall (I) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or other similar obligations related to such Indebtedness as of the Closing Date (the “Payoff Amount”) (which Payoff Amount, for the avoidance of doubt, shall be paid by Parent) and (II) state that all obligations (including guarantees) in respect thereof (other than those contingent indemnification obligations and other liabilities that customarily remain following termination of a credit agreement) and Liens in connection therewith on the assets of the Company or any of its Subsidiaries (to the extent applicable, other than any cash collateral or other arrangements to backstop any letters of credit issued and outstanding thereunder that are not terminated at Closing) shall be, substantially concurrently with the receipt of the Payoff Amount on the Closing Date by the Persons holding such Indebtedness (or the agents or trustees authorized to act on behalf thereof), released or arrangements reasonably satisfactory to Parent for such release shall have been made by such time, subject, as applicable, to the replacement (or cash collateralization or backstopping) of any then-outstanding letters of credit or similar Indebtedness.

(ii)         Parent or Merger Sub will be permitted, at their option, or to request the Company, to commence and conduct offers to purchase, including “Change of Control Offers” (as defined in the respective Indentures) or any other tender offer, or any exchange offer, in each case, in respect of any series of Senior Notes, and to conduct one or more consent solicitations in respect of any series of Senior Notes (each such offer or solicitation, a “Debt Offer” and collectively, the “Debt Offers”), in each case, in Parent’s discretion and on such terms, conditions and timing determined by Parent, acting reasonably and in consultation with the Company.  If Parent and/or Merger Sub elects to conduct a Debt Offer, the Company and its Subsidiaries shall provide customary assistance in connection with any such Debt Offer, including by:

(1)         using its reasonable best efforts to cause its Affiliates, officers, employees and Representatives to reasonably cooperate with Parent and Merger Sub in good faith to permit any such Debt Offer to be effected on such terms, conditions and timing as reasonably requested by Parent (in consultation with the Company), including, if so reasonably requested by Parent, causing any such Debt Offer to be consummated substantially concurrently with (but no earlier than) the Closing;

(2)         subject to the receipt of any requisite consents as part of any Debt Offer including a consent solicitation, executing one or more supplemental indentures to the applicable Indenture amending the terms and provisions of such Indenture as described in the applicable Debt Offer, as reasonably requested by Parent, which supplemental indentures shall become effective upon the execution thereof and operative no earlier than the Closing Date or the acceptance for purchase of the applicable Senior Notes by Parent (or other Person on behalf of Parent), and will use reasonable best efforts to cause the Trustee to enter into such supplemental indenture; and

(3)         if requested by Parent, using its reasonable best efforts to cause its legal counsel to provide all customary legal opinions to the extent such legal opinion is required to be delivered prior to the Closing Date.

Parent shall provide, or arrange for its Financing Sources to provide, to the Company, the funds necessary to consummate any such Debt Offer (including the payment of all consent fees or other consideration, fees and premiums) on the applicable settlement date.

(iii)        If requested by Parent, in lieu of or in addition to Parent or Merger Sub commencing any Debt Offers, the Company shall (i) send any notices of redemption with respect to all or a portion of the outstanding aggregate principal amount of any Senior Notes (which shall be in form required under the applicable Indenture and conditioned upon the consummation of the Closing, and shall be in form and substance reasonably satisfactory to the Company) to the Trustee, (ii) take such actions as may be required under the applicable Indenture to cause the Trustee to proceed with the redemption of the Senior Notes under the applicable Indenture and to provide the notice of redemption (conditioned upon consummation of the Closing if provided prior to the Closing) to the holders of the applicable Senior Notes pursuant to the applicable Indenture, (iii) prepare and deliver all other documents required under the applicable Indenture (including any officer’s certificates and legal opinions to the extent required to be delivered prior to the Closing) as may be required under the applicable Indenture to issue notices of redemption (conditioned upon consummation of the Closing, if issued prior to the Closing) for the applicable Senior Notes in accordance with the applicable Indenture and (iv) otherwise provide for (x) the redemption of the applicable Senior Notes on the Closing Date or such later date as shall be specified by Parent, (y) the satisfaction and discharge of the applicable Senior Notes on the Closing Date or such later date as shall be specified by Parent and (z) the release of any liens with respect to any series of Senior Notes on the Closing Date or such later date as shall be specified by Parent, in each case, pursuant to the requisite provisions of the applicable Indenture.  If permitted by the applicable Indenture, the notices of redemption delivered to the Trustee and holders of the Senior Notes (if delivered prior to Closing) may state that the redemption date may be delayed until such time as any condition to redemption stated therein shall be satisfied or such redemption may not occur and such notice may be rescinded in the event such condition shall not have been satisfied. Parent shall provide, or arrange for its Financing Sources to provide, to the Company, the funds necessary to consummate any such redemption (including the payment of all applicable premiums) on the applicable redemption date.

(d)       Notwithstanding anything in this Agreement to the contrary, in fulfilling its obligations pursuant to Sections 4.13(a), (c) and (e), (i) none of the Company, its Subsidiaries or its Representatives shall be required to (A) pay any commitment or other fee or otherwise bear any cost or expense or make any other payment or incur any other actual or potential liability in connection with any Financing or any Debt Offer prior to the Effective Time in each case other than liabilities indemnified by Parent pursuant to this paragraph (d) and other costs and expenses required to be reimbursed by Parent and (B) provide any indemnity, guarantee, pledge or security in connection with the Financing prior to the Effective Time, (ii) any requested cooperation shall not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, (iii) none of the Company or its Subsidiaries or its Representatives shall be required to pass resolutions or consents or approve or authorize the execution of any Financing or the definitive financing agreement or deliver any certificates in connection therewith, in each case, unless the effectiveness of such resolutions, consents, certificates or documents (other than customary authorization letters contemplated by Section 4.13(a)(v) or any certificate, document, opinion, instrument or agreement provided in accordance with Section 4.13(c)) is contingent upon the occurrence of the Closing; provided that no directors, officers, equityholders, managers, members or employees of the Company or its Subsidiaries that will not continue in such capacity following the Closing shall be required to execute any documents or certificates or adopt resolutions or execute consents to approve or authorize the execution of the Financing other than customary authorization letters contemplated by Section 4.13(a)(vi) or any certificate, document, opinion, instrument or agreement provided in accordance with Section 4.13(c), (iv) nothing in this Section 4.13 shall require the Company or its affiliates (x) to waive or amend any terms of this Agreement or take any action that would conflict with or violate the Company’s or any Subsidiaries’ organizational documents or, in the reasonable judgment of the Company, subject any director, officer, manager employee, accountant, legal counsel or other Representative of the Company or its Subsidiaries to any personal liability, (y) to take any action that would or could reasonably be expected to, in the reasonable judgment of the Company, result in the loss of attorney-client privilege and (z) to take any action that would or could reasonably be expected to, in the reasonable judgment of the Company, conflict with, or result in any violation or breach of, any Law, any Company Key Contract with a third party or any obligations of confidentiality to a third party binding on the Company or any of its Subsidiaries, (v) none of the Company or its Subsidiaries or its Representatives shall be required to prepare or provide any Excluded Information or to change any fiscal period or deliver any legal opinion (other than as contemplated in Section 4.13(c)) and (vi) Parent shall, promptly upon request by the Company, reimburse the Company or cause the Company to be reimbursed for all reasonable and documented out-of-pocket costs and expenses (including any commitment fee or other fee) incurred by the Company or any of its Subsidiaries in connection with such cooperation. Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of any such Financing and/or any Debt Offer and any cooperation or other actions taken pursuant to this Section 4.13 (other than to the extent arising from (x) the inaccuracy of any information relating to the Company furnished in writing by the Company or on behalf of the Company by its Subsidiaries or their respective Representatives or (y) the intentional misrepresentation, bad faith, willful misconduct, gross negligence or breach of this Agreement by, the Company, its Subsidiaries or any of their respective Representatives). In the event that the Company, any of its Subsidiaries or their respective Representatives do not provide access to or disclose information in reliance on clause (iv) of the preceding sentence, the Company shall provide written notice to Parent that it is denying such access or withholding such information and shall use its reasonable best efforts to communicate, to the extent feasible, the applicable information and/or provide the applicable access in a way that would not reasonably be expected to waive such privilege or contravene such Law, Company Key Contract or obligation of confidentiality.

(e)       The Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to periodically update any Required Financial Information provided to Parent as may be necessary so that such Required Financial Information is (i) Compliant and (ii) meets the applicable requirements set forth in the definition of “Required Financial Information”. For the avoidance of doubt, Parent may, to most effectively access the financing markets, request the cooperation of the Company and its Subsidiaries under Section 4.13(a) at any time, and from time to time and on multiple occasions, between the date of this Agreement and the Closing. The Company agrees to use reasonable best efforts to (i) file all reports on Form 10-K and Form 10-Q and, to the extent required to include financial information pursuant to Item 9.01 thereof, Form 8-K and (ii) file all other Forms 8-K, in each case, required to be filed with the SEC pursuant to the Exchange Act prior to the Closing Date in accordance with the periods required by the Exchange Act.  In addition, if, in connection with the marketing efforts contemplated by any financing sources in connection with the Financing, Parent reasonably requests the Company to file a Current Report on Form 8-K pursuant to the Exchange Act that contains material non-public information with respect to the Company and its Subsidiaries or their respective securities, which information Parent reasonably determines is necessary or desirable (after consultation with the Company and if the Company does not unreasonably object) to include in customary Offering Documents for any Financing, then, upon the Company’s review and reasonable satisfaction with such filing, the Company shall file such Current Report on Form 8-K.

(f)

(i)         Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done all things reasonably necessary, proper or advisable to obtain the Debt Financing on or prior to the Closing Date in an amount required to pay the Required Amount (after taking into account any other Financing, if any, and any cash, cash equivalents and other financial assets of Parent and the Company), on the terms and conditions described in the Commitment Letters (including the related “flex” provisions), including using reasonable best efforts to enforce its rights and exercise any remedies under the Commitment Letters.

(ii)        Parent shall use its reasonable best efforts to take, or cause to be taken, all actions to (w) comply with and maintain in effect the Commitment Letters (provided, that the Commitment Letters and the Debt Financing, as applicable, may be amended, modified, supplemented, substituted or replaced as permitted by this Section 4.13), (x) satisfy on a timely basis or obtain a waiver of all of the conditions to the funding of the Debt Financing required to pay the Required Amount (after taking into account any other Financing, if any, and any cash, cash equivalents and other financial assets of Parent and the Company) set forth in the Commitment Letters and in the definitive documentation thereto applicable to and within the control of Parent (excluding any condition where the failure to be so satisfied is the result of the Company’s breach of this Agreement or failure to provide the cooperation described in this Section 4.13), (y) negotiate and, in the event that the conditions set forth in the Commitment Letters have been satisfied, enter into definitive documentation in connection with the Debt Financing required to pay the Required Amount (after taking into account any other Financing, if any, and cash, cash equivalents and other financial assets of Parent and the Company) and (z) in the event that the conditions contained in the Commitment Letters have been satisfied or waived or, upon the Closing would be satisfied, consummate the Debt Financing (including by instructing the Financing Sources to fund the Debt Financing in accordance with the Commitment Letters, and enforcing Parent’s rights and remedies under the Commitment Letters and the definitive agreements relating to the Debt Financing) in an amount required to pay the Required Amount (after taking into account any other Financing, if any, and cash, cash equivalents and other financial assets of Parent and the Company).

(iii)        Parent shall use reasonable best efforts to keep the Company reasonably informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing (or replacement thereof). Without limiting the generality of the foregoing, Parent shall give the Company prompt notice of any fact, change, event or circumstance that is reasonably likely to have, individually or in the aggregate, a material adverse impact on any portion of the Debt Financing necessary to pay the Required Amount (after taking into account any other Financing, if any, and cash, cash equivalents and other financial assets of Parent and the Company) or upon becoming aware of any actual material breach or default by any party to the Commitment Letters or definitive agreements related to the Debt Financing. Notwithstanding anything contained in this Agreement to the contrary, Parent and Merger Sub acknowledge and agree that the Closing is not conditioned upon Parent obtaining any financing.

(iv)       In the event all or any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Commitment Letters (including the flex provisions (if any)) (other than as a result of the Company’s breach of any provision of this Agreement) and such portion is required to pay the Required Amount (after taking into account any other Financing, if any, and cash, cash equivalents and other financial assets of Parent and the Company), then Parent shall (x) promptly notify the Company thereof and the reasons therefor, (y) use reasonable best efforts to obtain alternative financing from the same or alternative debt financing sources on terms and conditions no less favorable to Parent than the terms and conditions set forth in the Commitment Letters, not impose any additional conditions as compared to those set forth in the Commitment Letters delivered to the Company on the date hereof, and that, when taken together with the portion of the Financing that remains available, if any, and cash, cash equivalents and other financial assets of Parent and the Company, is at least equal to the Required Amount, as promptly as practicable following the occurrence of such event and (z) use reasonable best efforts to obtain, and when obtained, provide the Company with a true and complete copy of, a new financing commitment that provides for such alternative financing; provided that any provisions set forth in such new financing commitment relating to fees, pricing terms, “market flex” provisions (if any) and other terms that are customarily redacted (including any dates related thereto) may be redacted, so long as such redaction does not extend to any terms that would reasonably be expected to reduce the aggregate principal amount of such alternative financing to be funded on the Closing Date below the amount required to pay the Required Amount (after taking into account any other Financing, if any, and cash, cash equivalents and other financial assets of Parent and the Company) or impose additional conditions precedent to the funding of such alternative financing on the Closing Date that makes the funding of such alternative financing less likely to occur. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 4.13 shall require, and in no event shall the reasonable best efforts of Parent be deemed or construed to require, Parent to pay any fees or any interest rates applicable to the Debt Financing in excess of those contemplated by the Commitment Letters (including the “market flex” provisions) or agree to any other term less favorable to Parent than such corresponding term contained in or contemplated by the Commitment Letters (in either case, whether to secure waiver of any conditions contained therein or otherwise).

(v)         Parent shall not, without the Company’s prior written consent, permit any amendment, replacement, modification, assignment, termination, waiver, reduction or substitution to be made, or consent to any waiver of any provision of or remedy under the Commitments Letter which would (i) reduce the aggregate cash amounts of the Debt Financing to an aggregate amount less than the amount necessary to pay the Required Amount (after taking into account any other Financing, if any, and cash, cash equivalents and other financial assets of Parent and the Company), (ii) impose additional conditions to the funding of the Debt Financing on the Closing Date, (iii) otherwise adversely affect the ability of Parent to enforce its rights under the Commitment Letters or consummate the Transactions. Notwithstanding the foregoing, Parent may modify, supplement or amend the Commitment Letters to (1) add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Commitment Letters as of the date of this Agreement and (2) implement or exercise any “market flex” provisions contained in any related fee letters. Parent shall promptly deliver to the Company copies of any termination, amendment, modification, waiver or replacement of the Commitment Letters.

(g)          For purposes of this Agreement:

(i)          “Required Financial Information” means (i) all financial statements, financial data, audit reports and other information regarding the Company and its Subsidiaries of the type and form that would be required by Regulation S-X promulgated by the SEC and Regulation S-K promulgated by the SEC for a registered public offering of equity securities or non-convertible high-yield debt securities on a registration statement on Form S-1 under the Securities Act in order for the Company to consummate the offerings of equity or high-yield debt securities (including all audited financial statements and all unaudited quarterly interim financial statements, in each case prepared in accordance with GAAP applied on a consistent basis for the periods covered thereby, including applicable comparison period, which, in the case of unaudited quarterly interim financial statements, will have been reviewed by the Company’s independent public accountants as provided in AS Section 4105, Reviews of Interim Financial Information); and (ii) such other pertinent and customary information regarding the Company and its Subsidiaries as may be reasonably requested by Parent (or the Financing Sources) to the extent that such information is (A) customarily included in Offering Documents or (B) is necessary to receive from the Company’s independent public accountants (and any other accountant to the extent that financial statements audited or reviewed by such accountants are or would be included in such offering memorandum) customary “comfort” (including negative assurance and customary change period comfort), in each case of clauses (i) and (ii), assuming that such offering were consummated at the same time during the Company’s fiscal year as such offering will be made. Notwithstanding anything to the contrary in this definition, Required Financial Information shall not include any Excluded Information.

(ii)        “Compliant” means, with respect to the Required Financial Information, that (i) such Required Financial Information does not contain any untrue statement of a material fact regarding the Company and its Subsidiaries or omit to state any material fact regarding the Company and its Subsidiaries necessary in order to make such Required Financial Information not misleading under the circumstances under which it was made available, (ii) such Required Financial Information complies in all material respects with all requirements of Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of equity securities or non-convertible debt securities on Form S-1 that would be applicable to such Required Financial Information, (iii) no independent auditor shall have withdrawn any audit opinion with respect to any financial statements contained in the Required Financial Information, and (iv) the financial statements and other financial information included in such Required Financial Information would not be deemed stale or otherwise be unusable under the requirements of Regulation S-X under the Securities Act for a registered public offering of equity securities or non-convertible debt securities on Form S-1 and are sufficient to permit the Company’s independent accountants to issue a customary “comfort” letter to the Financing Sources to the extent required as part of a Financing, including as to customary negative assurances and change period, in order to consummate any equity offering or offering of debt securities on any day on or prior to the Closing Date.

(iii)       “Excluded Information” means (i) any description of post-Closing capital structure, including descriptions of indebtedness or equity or ownership of Parent or any of its affiliates (including the Company and its Subsidiaries on or after the Closing Date), (ii) any description of the Debt Financing (including any such descriptions to be included in liquidity and capital resources disclosure and any “description of notes” or “plan of distribution”) or any information customarily provided by a lead arranger, underwriter or initial purchaser in a customary information memorandum or offering memorandum for a secured bank financing or high yield debt securities issued pursuant to Rule 144A promulgated under the Securities Act, as applicable, including sections customarily drafted by a lead arranger or an initial purchaser or underwriter, such as those regarding confidentiality, timelines, syndication process, limitations of liability and plan of distribution, (iii) any information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments related to the Transactions or any pro forma or projected information or pro forma financial statements, it being understood that Parent and not the Company or its Subsidiaries or their respective Representatives, shall be responsible for the preparation of the pro forma financial statements and other pro forma information, including any pro forma adjustments, (iv) risk factors relating to, or any description of, all or any component of the Debt Financing or any related financing contemplated thereby, (v) “segment reporting” (to the extent not required in SEC filings) and financial statements and data that would be required by Rule 3-05, 3-09, 3-10, 3-16, 13-01 or 13-02 of Regulation S-X under the Securities Act (in each case, unless previously filed by the Company with the SEC), (vi) information regarding officers or directors prior to consummation of the Merger (except information of any of such persons who will remain officers, directors or managers after consummation of the Merger), executive compensation and related party disclosure (unless the Company or any of its Subsidiaries was party to any such related party transactions prior to consummation of the Merger and such transactions will continue in place after consummation of the Merger) or any Compensation Discussion and Analysis or information required by Item 402 of Regulation S-K under the Securities Act and any other information that would be required by Part III of Form 10-K, (vii) projections, or monthly financial statements that are not readily available to the Company without undue effort or expense and are not prepared in the ordinary course of its financial reporting practice and (viii) in addition, solely in the case of a Rule 144A financing, other information customarily excluded from a Rule 144A offering memorandum.

(iv)        “Existing Company Credit Agreements” means that certain (a) Amended and Restated Term Loan Credit Agreement, dated as of May 19, 2021 (as amended by Amendment No. 1, dated as of December 21, 2021, Amendment No. 2, dated as of July 3, 2023 and Amendment No. 3, dated as of March 28, 2024), among the Company, the lenders and other parties from time to time party thereto and Citibank, N.A., as administrative agent; and (b) Second Amended and Restated Credit Agreement, dated as of May 19, 2021 (as amended by Amendment No. 1, dated as of December 21, 2021, Amendment No. 2, dated as of June 6, 2023 and Amendment No. 3, dated as of  June 28, 2024), among the Company, the lenders and other parties from time to time party thereto and Wells Fargo Bank, National Association, as administrative agent, in each case, as amended, supplemented, modified, restated, refinanced or replaced from time to time.

(v)       “Indentures” means, collectively, (a) that certain indenture, dated as of October 9, 2019, among the Company, as issuer, the subsidiary guarantors party thereto, and U.S. Bank National Association (the “Trustee”), as trustee and collateral agent, pursuant to which the Company’s 4.500% Senior Secured Notes due 2026 (the “Senior Notes due 2026”) were issued, (b) that certain indenture, dated as of May 10, 2021, among the Company, as issuer, the subsidiary guarantors party thereto, and the Trustee, as trustee agent, pursuant to which the Company’s 4.125% Senior Notes due 2029 (the “Senior Notes due 2029”) were issued and (c) that certain indenture, dated as of July 31, 2023, among the Company, as issuer, the subsidiary guarantors party thereto, and the Trustee, as trustee and collateral agent, pursuant to which the Company’s 6.500% Senior Secured Notes due 2030 (the “Senior Notes due 2030” and, together with the Senior Notes due 2026 and the Senior Notes due 2029, the “Senior Notes”) were issued, in each case, as amended, supplemented, modified, restated, refinanced or replaced from time to time.

(vi)     “Offering Documents” means registration statements, prospectuses, private placement memoranda, offering memoranda, information memoranda, lender and investor presentations and any other marketing materials, offering documents and presentations, in each case issued by Parent or any of its Subsidiaries.

(h)         Without limiting Parent’s rights to information and access as contemplated by Section 4.5, the parties hereto acknowledge and agree that the provisions contained in this Section 4.13 represent the sole obligation of the Company and its Subsidiaries with respect to cooperation in connection with the arrangement of any financing (including the Debt Financing) to be obtained by Parent and/or Merger Sub with respect to the transactions contemplated by this Agreement and the Commitment Letters, and no other provision of this Agreement (including the exhibits, annexes and schedules hereto) or the Commitment Letters or the definitive debt documents shall be deemed to expand or modify such obligations.

4.14      Transaction Litigation. The Company shall promptly notify Parent of any stockholder demands, litigations, arbitrations or other similar action (including any derivative claim) against the Company or its directors, officers or employees relating to the Transactions (collectively, the “Transaction Litigation”) (including by providing copies of all pleadings with respect thereto) and keep Parent fully informed on a prompt basis regarding any Transaction Litigation and all material developments relating thereto. The Company shall give Parent the opportunity to participate in the defense or settlement of any Transaction Litigation and consult with Parent in connection with material strategic decisions relating to the defense or settlement of any such Action. Without limitation to Section 4.1, the Company agrees that it shall not settle or offer to settle any Transaction Litigation, without the prior written consent of Parent, not to be unreasonably withheld, conditioned or delayed.

4.15      Consultation; Control of Operations. Subject to compliance with applicable Law, from the date hereof until the Effective Time, the Company shall confer on a regular and frequent basis with Parent to report on the general status of ongoing operations; provided that nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

4.16     Section 16 Matters. The Company and Parent each shall take all such steps as may be necessary or appropriate to ensure that any dispositions of Shares (including derivative securities related to such stock) resulting from the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time are exempt under Rule 16b-3 promulgated under the Exchange Act.

4.17       Title Insurance. The Company and its Subsidiaries shall reasonably cooperate with Parent, at Parent’s cost and expense, and its title insurer in connection with the issuance of such title insurance as Parent may reasonably request in connection with any Company Owned Real Property and/or Company Leased Real Property, including executing and delivering such owner’s title affidavits, gap indemnities and other documentation as may be reasonably required by such title insurer in accordance with its customary practice.

4.18        Notices of Certain Events.

(a)          Each of the Company and Parent shall promptly notify the other party of:

(i)          any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

(ii)       any notice or other written communication from any governmental agency, body, authority or entity in connection with the Transactions; and

(iii)       any actions, suits, claims, investigations or proceedings (A) commenced or (B) to the best of its knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the consummation of the Transactions;

provided, however, that no such notification (and no other notification required to be given under any other section of this Agreement) shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

ARTICLE V

Conditions

5.1         Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a)        Purchase of Shares in the Offer. Merger Sub (or Parent on Merger Sub’s behalf) shall have accepted for purchase all Shares validly tendered and not validly withdrawn pursuant to the Offer.

(b)       No Injunctions or Restraints; Illegality. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that shall be in effect that restrains, enjoins or otherwise prohibits consummation of the Merger (collectively, an “Order”).

ARTICLE VI

Termination

6.1         Termination by Mutual Consent. This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Acceptance Time by mutual written consent of the Company and Parent by action of their respective boards of directors.

6.2         Termination by Either Parent or the Company. This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Acceptance Time by action of the board of directors of either Parent or the Company if:

(a)          the Acceptance Time shall not have occurred on or before 11:59 p.m. (Eastern Time) on May 20, 2025 (the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 6.2(a) shall not be available to a party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Acceptance Time to occur by such date; or

(b)          a permanent injunction or other Order which is final and non-appealable shall have been issued preventing or prohibiting consummation of the Offer or the Merger (whether before or after the Acceptance Time); provided, that the right to terminate this Agreement pursuant to this Section 6.2(b) shall not be available to a party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in or materially contributed to, such action or event.

6.3       Termination by the Company. This Agreement may be terminated and the Offer and the Merger may be abandoned by action of the Company Board if:

(a)         at any time prior to the Acceptance Time, (i) the Company Board authorizes the Company, subject to complying in all material respects with Section 4.2 (other than with respect to Section 4.2(d), which the Company shall have complied with in all respects), to enter into a definitive agreement with respect to a Superior Proposal; (ii) immediately prior to or concurrently with the termination of this Agreement the Company enters into a definitive agreement with respect to a Superior Proposal; and (iii) the Company immediately prior to or concurrently with such termination pays to Parent in immediately available funds the Termination Fee; or

(b)        at any time prior to the time the Acceptance Time, there has been a breach or inaccuracy of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that (i) such breach or inaccuracy or failure to be true would reasonably be expected to, individually or in the aggregate, prevent the consummation of the Transactions (including the Offer and the Merger) and (ii) such breach or failure to be true is not curable by the Outside Date or, if capable of being cured by the Outside Date, shall not have been cured prior to the earlier of (x) thirty (30) days after written notice thereof is given by the Company to Parent or (y) the Outside Date (provided that the Company is not then in breach of any representation, warranty, covenant or agreement under this Agreement such that Parent would have the right to terminate this Agreement under Section 6.4(b)).

6.4         Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of Parent if:

(a)        at any time prior to the Acceptance Time, the Company Board shall have made a Company Adverse Recommendation Change or an Intervening Event Recommendation Change; or

(b)          there has been a breach or inaccuracy of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue or inaccurate after the date of this Agreement, such that (i) an Offer Condition set forth in clause (c) of Annex A would not be satisfied and (ii) such breach or inaccuracy or failure to be true is not curable by the Outside Date or, if capable of being cured by the Outside Date, shall not have been cured prior to the earlier of (x) thirty (30) days after written notice thereof is given by Parent to the Company or (y) the Outside Date (provided that Parent or Merger Sub is not then in breach of any representation, warranty, covenant or agreement under this Agreement such that the Company would have the right to terminate this Agreement under Section 6.3(b)).

6.5          Effect of Termination and Abandonment.

(a)        In the event of termination of this Agreement and the abandonment of the Offer and the Merger pursuant to Section 6.1, Section 6.2, Section 6.3 or Section 6.4, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, that notwithstanding anything in this Agreement to the contrary, (i) no such termination shall relieve any party hereto of any liability or damages to the other party hereto, which the parties acknowledge and agree shall include any damages incurred by the Company’s stockholders, resulting from fraud or any willful and material breach of this Agreement and (ii) the provisions set forth in Section 4.9 (Expenses), the last sentence of Section 4.13(d) (Financing), this Section 6.5, Article VII and the Confidentiality Agreement shall survive the termination of this Agreement. For purposes of this Agreement, “willful and material breach” shall mean a material breach that is a consequence of an act undertaken or inaction by the breaching party with the knowledge that the taking of such act or inaction would, or would reasonably be expected to, constitute or cause a breach of this Agreement, which breach is material. The parties acknowledge and agree that the failure of Parent and Merger Sub to consummate the Offer Closing or the Closing at the time contemplated by Section 1.1(b) or Section 1.4, as the case may be, shall be deemed to be a willful and material breach of this Agreement. Nothing shall impair the rights of the Company to obtain the relief set forth in Section 7.6 prior to any termination of this Agreement.

(b)         If this Agreement is terminated (i) by the Company pursuant to the provisions of Section 6.3(a), (ii) by Parent pursuant to the provisions of Section 6.4(a), (iii) by either Parent or the Company pursuant to the provisions of Section 6.2(a) and, at the time of such termination, Parent would have been permitted to terminate this Agreement pursuant to Section 6.4(a), or (iv) by Parent pursuant to the provisions of Section 6.4(b) or either Parent or the Company pursuant to the provisions of Section 6.2(a) and, in the case of this clause (iv), (x) in respect of a termination by the Company pursuant to the provisions of Section 6.2(a), Parent would have been entitled to terminate this Agreement pursuant to Section 6.2(a) or Section 6.4(b) at the time of such termination, (y) on or after the date of this Agreement and prior to such termination an Acquisition Proposal shall have been publicly announced, shall have become publicly known or otherwise made known to the Company Board and (z) at any time on or prior to the twelve (12) month anniversary of such termination the Company or any of its Subsidiaries enters into a definitive agreement with respect to any Acquisition Proposal or the transactions contemplated by any Acquisition Proposal are consummated (provided that solely for purposes of this clause, “50%” shall be substituted for “15%” in the definition of Acquisition Proposal) then, in the case of each of (i), (ii), (iii) and (iv), the Company shall pay Parent the Termination Fee, by wire transfer (to an account designated by Parent) in immediately available funds (1) in the case of clause (i) of this Section 6.5(b), prior to or concurrently with such termination, (2) in the case of clause (ii) of this Section 6.5(b), within two (2) business days after such termination, (3) in the case of clause (iii) of this Section 6.5(b), prior to or concurrently with such termination, and (4) in the case of clause (iv) of this Section 6.5(b), upon the earlier of entering into such definitive agreement with respect to an Acquisition Proposal or the consummation of the transactions contemplated by an Acquisition Proposal. “Termination Fee” shall mean a cash amount equal to $336,931,450. Each of the parties hereto acknowledges that the Termination Fee is not a penalty, but rather are liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which such Termination Fee is due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. In no event shall Parent be entitled to the Termination Fee on more than one occasion.

(c)         Each of the Company and Parent acknowledges that the agreements contained in Section 6.5(b) are an integral part of the Transactions, and that, without these agreements, the Company, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company or Parent fails to pay in a timely manner any amount due pursuant to Section 6.5(b), then (i) the Company or Parent, as applicable, shall reimburse the other for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount and (ii) the Company or Parent, as applicable, shall pay to the other interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2%.

ARTICLE VII

Miscellaneous

7.1          Survival. This Article VII and the agreements of the Company, Parent and Merger Sub contained in Article II and Sections 4.8 (Employee Benefits), 4.9 (Expenses) and 4.10 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Offer and the Merger. This Article VII and the agreements of the Company, Parent and Merger Sub contained in Sections 4.9 (Expenses), 4.13 (Financing Cooperation) and 6.5 (Effect of Termination and Abandonment) shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Offer and Merger or the termination of this Agreement.

7.2         Modification or Amendment. Subject to the provisions of the applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties; provided that this proviso, Section 7.5(c), the second sentence of Section 7.9 and Section 7.16 shall not be modified, waived or amended without the consent of the Financing Sources party to the Commitment Letters.

7.3         Waiver of Conditions. Subject to Section 1.1(c), the conditions to each of the parties’ obligations to consummate the Offer and the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws. Any such waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

7.4         Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document will have the same effect as physical delivery of the paper document bearing the original signature.

7.5          GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.

(a)          THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAWS RULES THEREOF. Each of the parties hereto (i) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the Transactions, on behalf of itself or its property, in accordance with Section 7.7 or in such other manner as may be permitted by Law, of copies of such process to such party, and nothing in this Section 7.5 shall affect the right of any party to serve legal process in any other manner permitted by Law, (ii) irrevocably and unconditionally consents and submits itself and its property in any action or proceeding to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if unavailable, the federal or state courts in the State of Delaware, in connection with any dispute arising out of, in connection with or relating to this Agreement or the Transactions, or for recognition and enforcement of any judgment in respect thereof, (iii) agrees that it shall not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, (iv) agrees that any actions or proceedings arising out of, in connection with or relating to this Agreement or the Transactions shall be brought, tried and determined only in the Delaware Court of Chancery or, if (and only if) such court lacks subject matter jurisdiction, any federal or state court in the State of Delaware, (v) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient forum and agrees not to plead or claim the same, and (vi) agrees that it shall not bring any action arising out of, in connection with or relating to this Agreement or the Transactions in any court other than the aforesaid courts. Each of Parent, Merger Sub and the Company agrees that a final, non-appealable judgment in any action or proceeding in such court as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b)       EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.5(b).

(c)         Notwithstanding anything herein to the contrary, each of the parties hereto expressly agree (i) that it will not bring or support any action, whether in law or in equity, whether in contract or in tort or otherwise, against the financial institutions that have committed to provide or arrange or otherwise entered into agreements in connection with any Financing (including the Debt Financing) and the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates involved in any such financing, and their Affiliates’ respective officers, directors, managers, controlling Persons, employees, agents and representatives involved in any such financing and their respective successors and assigns (collectively, the “Financing Sources”) arising out of, or relating to, this Agreement, the Commitment Letters, any definitive documentation related to the Financing (including the Debt Financing), the performance thereof or the transactions contemplated hereby or thereby, in each case, in any forum other than any state or federal court sitting in the Borough of Manhattan in the State of New York and any appellate court thereof, (ii) that it irrevocably submits itself and its property with respect to any such action, suit or proceeding to the exclusive jurisdiction of such court, (iii) that it irrevocably waived, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such action, suit or proceeding in any such court, (iv) to waive and hereby waives to the fullest extent permitted by applicable law any right or claim to trial by jury in respect of any such action, and (v) that any such action shall be governed by, and construed in accordance with, the laws of the state of New York, without regard to the laws that might otherwise govern under applicable principles of conflicts of law thereof.

7.6         Specific Performance. The parties acknowledge and agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or in the event of any actual or threatened breach of this Agreement, and that money damages would not be an adequate remedy, even if available. It is accordingly agreed that, except where this Agreement is validly terminated in accordance with Article VI, the parties (on behalf of themselves and the third-party beneficiaries of this Agreement provided in Section 7.9) shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof and any other agreement or instrument executed in connection herewith. The parties hereby further acknowledge and agree that such relief shall include (x) the right of the Company to cause Parent and Merger Sub to consummate the Transactions, in each case, if each of the conditions set forth in Section 5.1 have been satisfied or waived (other than conditions which by their nature cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) and (y) the right of Parent and Merger Sub to cause the Company to consummate the Transactions if each of the conditions set forth in Section 5.1 have been satisfied or waived (other than conditions which by their nature cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions at the Closing). The parties further agree that (a) by seeking the remedies provided for in this Section 7.6, a party shall not in any respect waive its right to seek any other form of relief, at law or in equity, that may be available to a party under this Agreement, including monetary damages in the event that this Agreement is terminated or in the event that the remedies provided for in this Section 7.6 are not available or otherwise are not granted and (b) nothing contained in this Section 7.6 shall require any party to institute any action or proceeding for (or limit any party’s right to institute any action or proceeding for) specific performance under this Section 7.6 before exercising any termination right under Article VI (and pursuing damages after such termination), nor shall the commencement of any action or proceeding pursuant to this Section 7.6 or anything contained in this Section 7.6 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article VI or pursue any other remedies under this Agreement that may be available then or thereafter. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and/or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Each of the parties hereby acknowledges and agrees (i) that it hereby irrevocably waives any requirement for the security or posting of any bond in connection with such relief and (ii) that the prevailing party in any such action or proceeding shall be entitled to reimbursement of all costs and expenses associated with seeking such relief, including all attorneys’ fees. If on the date of any termination of this Agreement, there is a pending Action that has been brought by a party hereto seeking the remedies provided for in this Section 7.6, then, without further action, such termination date shall be automatically extended until the date that is five (5) business days after the dismissal, settlement or entry of final order with respect to such Action.

7.7         Notices. Any notice, request, instruction or other document to be given hereunder by any party hereto to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or email:

If to Parent or Merger Sub:

QXO, Inc.
Five American Lane
Greenwich, CT 06831
Attention: Chris Signorello, Chief Legal Officer
Email: [***]

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Attention:  Scott A. Barshay
Nickolas Bogdanovich
Stan Richards

Email:    sbarshay@paulweiss.com
nbogdanovich@paulweiss.com
srichards@paulweiss.com

If to the Company:

Beacon Roofing Supply, Inc.
505 Huntmar Park Drive, Suite 300
Herndon, VA 20170
Attention: Christine Reddy, Executive Vice President
and General Counsel; Office of General Counsel
Email: [***]

with a copy to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention:  Eric M. Swedenburg
Lee A. Meyerson
Katherine M. Krause
Louis H. Argentieri

Email:    eswedenburg@stblaw.com
lmeyerson@stblaw.com
katherine.krause@stblaw.com
louis.argentieri@stblaw.com

and to:

Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019
Attention: Kai H. E. Liekefett
                 Leonard Wood
Email:    kliekefett@sidley.com
lwood@sidley.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three (3) business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile or email (provided that, if given by facsimile or email, such notice, request, instruction or other document shall be followed up within one (1) business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

7.8         Entire Agreement. This Agreement (including the annexes hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. Notwithstanding anything in this Agreement to the contrary, the parties hereto acknowledge and agree that the Company Disclosure Letter and the Parent Disclosure Letter are not incorporated by reference into, and shall not be deemed to constitute a part of, this Agreement or the “agreement of merger” for purposes of Section 251 of the DGCL, but shall have the effects provided in this Agreement.

7.9         No Third Party Beneficiaries. Except (a) as provided in Section 4.10 (Indemnification; Directors’ and Officers’ Insurance), (b) following the Effective Time, the right of former stockholders of the Company to obtain the Per Share Merger Consideration to which they are entitled under the provisions of Article II, and (c) for the right of the Company, on behalf of its stockholders, to pursue damages in the event of Parent’s and/or Merger Sub’s breach of this Agreement, which right is hereby expressly acknowledged and agreed by Parent and Merger Sub, Parent and the Company hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth in this Agreement. Notwithstanding anything to the contrary set forth in this Section 7.9, the Financing Sources are hereby made third-party beneficiaries, and may enforce, this second sentence of this Section 7.9, Section 7.2, Section 7.5(c) and Section 7.16. The third-party beneficiary rights referenced in clause (c) of the second preceding sentence may be exercised only by the Company (on behalf of its stockholders as their agent) through actions expressly approved by the Company Board, and no stockholder of the Company whether purporting to act in its capacity as a stockholder or purporting to assert any right (derivatively or otherwise) on behalf of the Company, shall have any right or ability to exercise or cause the exercise of any such right. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto.

7.10       Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

7.11       Transfer Taxes. Except as otherwise provided in Section 2.2(b)(ii), all transfer, documentary, sales, use, stamp, registration and other such similar Taxes imposed with respect to the Offer and the Merger shall be paid by Parent and Merger Sub when due.

7.12        Definitions. Each of the terms set forth in Annex C is defined in the Section of this Agreement set forth opposite such term.

7.13       Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If the final judgment of a court of competent jurisdiction or other Governmental Entity declares any provision of this Agreement, or the application thereof to any Person or any circumstance, invalid or unenforceable, (a) the parties will negotiate in good faith in order to substitute a suitable and equitable provision therefor in order to carry out as closely as possible, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

7.14        Interpretation; Construction.

(a)         The table of contents and headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Annex or the respective Disclosure Letter, such reference shall be to a Section of, Annex to or respective Disclosure Letter to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The word “will” shall be construed to have the same meaning as the word “shall.” The term “or” is not exclusive.

(b)          The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c)          Each party hereto has or may have set forth information in its respective Disclosure Letter in a section thereof that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

(d)         The words “provided to”, “delivered” or “made available” and words of similar import refer to documents which were posted to the data site maintained by the disclosing party or its representatives in connection with the Transactions at least two (2) business days prior to the date hereof (provided that, the other party had access to such documents in such data site and such documents were not removed from such data site prior to the execution hereof) and, for the avoidance of doubt, includes any documents filed or furnished by the disclosing party or its Subsidiaries with the SEC and publicly available on the SEC’s Electronic Data Gathering and Retrieval system as an exhibit after January 1, 2022 and prior to the date that was three (3) calendar days prior to the execution of this Agreement.

7.15        Assignment. This Agreement shall not be assignable by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto; provided, however, that Parent may designate, by written notice to the Company, another wholly owned direct or indirect subsidiary in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other subsidiary, except that all (a) representations and warranties made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other subsidiary as of the date of such designation and (b) covenants and agreements made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed covenants and agreements made by such other subsidiary as of the date of such designation, provided that no such designation shall impede or otherwise delay the consummation of the Transactions. Any purported assignment in violation of this Agreement is void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

7.16        Waiver of Claims Against Financing Sources. None of the Financing Sources shall have any liability to the Company, its Subsidiaries or its affiliates arising out of, or relating to, this Agreement, the Commitment Letters, any definitive documentation related to the Financing (including the Debt Financing), the performance thereof or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise, and neither the Company nor any of its Subsidiaries or affiliates will have any rights or claims against any Financing Sources under, arising out of, or relating to, this Agreement, the Commitment Letters, any definitive documentation related to the Financing (including the Debt Financing), the performance thereof or the transactions contemplated hereby or thereby. Notwithstanding anything herein to the contrary, in no event shall the Company, its Subsidiaries or its affiliates be entitled to seek the remedy of specific performance of this Agreement against any of the Financing Sources, nor shall Parent or its affiliates have any obligation to any party to enforce any commitments, or other agreement, by any of the Financing Sources in respect of the Financing. Notwithstanding the foregoing, nothing in this Section 7.16 shall in any way limit or modify the rights and obligations of Parent and its Subsidiaries and Affiliates (which shall exclude, prior to the Closing, the Company and its Subsidiaries and shall include, from and after the Closing, the Company and its Subsidiaries) under this Agreement or any of the obligations of the Financing Sources’ who are party to the Commitment Letters to Parent or TopCo under the Commitment Letters.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

QXO, INC.

By:	/s/ Christopher Signorello
Name: Christopher Signorello
Title: Chief Legal Officer

QUEEN MERGERCO, INC.

By:	/s/ Christopher Signorello
Name: Christopher Signorello
Title: Secretary

BEACON ROOFING SUPPLY, INC.

By:	/s/ Julian G. Francis
Name: Julian G. Francis
Title: President and Chief Executive Officer; Director

[Signature Page to Merger Agreement]

ANNEX A

OFFER CONDITIONS

Notwithstanding any other provisions of the Offer and in addition to Merger Sub’s rights to extend, amend or terminate the Offer in accordance with the provisions of this Agreement and applicable Law, neither Parent nor Merger Sub shall be required to irrevocably accept for purchase or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) under the Exchange Act, pay for any Shares validly tendered and not validly withdrawn, if:

(a)          there shall not have been validly tendered and not validly withdrawn that number of Shares that, when added to the Shares then owned by Parent and its Subsidiaries, would represent a majority of the outstanding Shares as of the time of the expiration of the Offer (subject to the last paragraph of this Annex A, excluding any Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)) (such condition in this clause (a), the “Minimum Condition”).

(b)          any notices, reports and other filings required to be made prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries with, or any consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries from, any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the Transactions by the Company and Parent and, in each case, which is set forth on Section 5.1(b) of the Company Disclosure Letter shall not have been made or obtained (as the case may be).

(c)          any of the following shall exist:

(i)         there shall be any Order (whether temporary, preliminary or permanent) in effect that restrains, enjoins or otherwise prohibits consummation of the Offer or the Merger;

(ii)       the Company and Parent shall have reached an agreement in writing that the Offer or this Agreement be terminated, or this Agreement shall have been terminated in accordance with its terms;

A-1

(iii)       (A) any of the representations and warranties of the Company set forth in Section 3.1(b)(i) or Section 3.1(b)(iii) (Capital Structure) shall fail to be true and correct in all respects (except for any de minimis inaccuracy) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case as of such earlier date); (B) any representation and warranty of the Company set forth in Section 3.1(f)(i)(B) (Absence of Certain Changes) and Section 3.1(b)(vi) (Capital Structure) shall fail to be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time; (C) any of the representations and warranties of the Company set forth in Section 3.1(a) (Organization, Good Standing and Qualification), Section 3.1(b) (Capital Structure) (other than Section 3.1(b)(i), Section 3.1(b)(iii) and Section 3.1(b)(vi) thereof), Section 3.1(c) (Corporate Authority; Approval), Section 3.1(j) (Takeover Statutes) and Section 3.1(s) (Brokers and Finders) shall fail to be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case as of such earlier date); or (D) any of the other representations and warranties of the Company set forth in this Agreement (other than those listed in the preceding clauses (c)(iii)(A), (c)(iii)(B) and (c)(iii)(C)) shall fail to be true and correct in all respects (without regard to any materiality or Company Material Adverse Effect qualifications contained therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case as of such earlier date); provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this clause (c)(iii)(D) shall be deemed to have been satisfied even if any representations and warranties of the Company are not so true and correct unless the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has had or is reasonably expected to have a Company Material Adverse Effect.

(iv)      the Company shall have failed to perform in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date;

(v)        since the date of this Agreement, there has occurred any Effect that has had or would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect; or

(vi)        Merger Sub shall have failed to receive a certificate of the Company, executed by the chief executive officer or the chief financial officer of the Company, dated as of the Expiration Date, to the effect that the conditions set forth in clauses (c)(iii), (c)(iv) and (c)(v) of this Annex A have been satisfied.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Merger Sub to extend, terminate or modify the Offer pursuant to the terms of this Agreement. The foregoing conditions are for the sole benefit of Parent and Merger Sub, may be asserted by Parent or Merger Sub regardless of the circumstances giving rise to any such conditions, and may be waived by Parent or Merger Sub in whole or in part at any time and from time to time in their sole and absolute discretion (except for the Minimum Condition), in each case, subject to the terms of this Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

For purposes of determining whether the Minimum Condition has been satisfied, (x) Parent and Merger Sub shall have the right to include or exclude for purposes of their determination thereof Shares tendered in the Offer pursuant to guaranteed delivery procedures, subject to applicable Law (including Section 251(h) of the DGCL) and (y) the number of Shares outstanding on a fully diluted basis shall be the number of Shares issued and outstanding plus the number of Shares which the Company would be required to issue pursuant to any then outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into Shares, but only to the extent so exercisable, convertible or exchangeable prior to consummation of Offer or the Merger or exercisable, convertible or exchangeable as a result of the consummation of the Offer or the Merger.

A-2

ANNEX B

FORM OF CERTIFICATE OF INCORPORATION OF MERGER SUB

B-1

ANNEX C

DEFINED TERMS

Term	Section
.pdf	7.4
2014 Plan	3.1(b)(i)
2024 Plan	3.1(b)(i)
2025 Annual Meeting	1.7
Acceptable Confidentiality Agreement	4.2(b)
Acceptance Time	1.1(b)
Acquisition Proposal	4.2(g)
Action	3.1(g)(i)
Adjusted Option	2.3(a)
Adjusted PSU	2.3(c)
Adjusted RSU	2.3(b)(ii)
Affiliate	3.1(a)
Agreement	Preamble
Anti-Bribery Laws	3.1(i)(ii)
Applicable Date	3.1(e)(i)
Bankruptcy and Equity Exception	3.1(c)
Benefit Plans	3.1(h)(i)
Book-Entry Shares	2.1(a)
business day	1.4
Bylaws	1.8
Cancelled Share	2.1(a)
Cancelled Shares	2.1(a)
Certificate	2.1(a)
Certificate of Merger	1.5
Charter	1.8
Closing	1.4
Closing Date	1.4
Code	2.3(a)
Commitment Letters	3.2(e)
Company	Preamble
Company 401(k) Plan	4.8(d)
Company Adverse Recommendation Change	4.2(d)
Company Approvals	3.1(d)(i)
Company Board	Recitals
Company Disclosure Letter	3.1
Company Employees	3.1(h)(i)
Company ESPP	2.3(d)
Company Financial Statements	3.1(e)(ii)
Company IT Systems	3.1(n)(iv)
Company Leased Real Property	3.1(q)(i)
Company Material Adverse Effect	3.1(a)

Term	Section
Company Key Contracts	3.1(p)(i)
Company Option	2.3(a)
Company Owned Real Property	3.1(q)(i)
Company Real Property Leases	3.1(q)(i)
Company Recommendation	1.1(d)
Company Reports	3.1(e)(i)
Company Service Provider	3.1(h)(ix)
Company Transfers	4.1(xiii)
Compensation Agreement	3.1(u)
Compliant	4.13(g)(ii)
Confidentiality Agreement	4.2(b)
Continuing Employees	4.8(a)
Contract	3.1(d)(ii)
control	3.1(a)
controlled by	3.1(a)
Controlled Group Liability	3.1(h)(vi)
Covered Securityholders	3.1(u)
D&O Insurance	4.10(c)
Debt Financing	3.2(e)
Debt Offer	4.13(c)(ii)
Debt Offers	4.13(c)(ii)
DGCL	Recitals
Dissenting Share	2.1(d)
Dissenting Stockholder	2.1(d)
EDGAR	3.1(e)(i)
Effect	3.1(a)
Effective Time	1.5
Employment Compensation Arrangement	3.1(u)
Environment	3.1(k)(ii)
Environmental Law	3.1(k)(ii)
Equity Award Conversion Amount	2.3(a)
ERISA	3.1(h)(i)
ERISA Affiliate	3.1(h)(vii)
Exchange Act	Recitals
Excluded Information	4.13(g)(iii)
Existing Company Credit Agreements	4.13(g)(iv)
Expiration Date	1.1(e)
Financing	4.13(a)
Financing Sources	7.5(c)
Former Property	3.1(k)(i)
GAAP	3.1(a)
Government Antitrust Entity	4.4(b)(i)
Governmental Entity	2.2(d)
Hazardous Substance	3.1(k)(ii)
HSR Act	3.1(d)(i)

Term	Section
Indebtedness	4.1(vii)
Indemnified Parties	4.10(a)
Indemnified Party	4.10(a)
Indentures	4.13(g)(v)
Initial Expiration Date	1.1(e)
Intellectual Property	3.1(n)(v)
Intervening Event	4.2(i)
Intervening Event Recommendation Change	4.2(e)
Knowledge	3.1(g)(iii)
Laws	3.1(i)(i)
Licenses	3.1(i)(i)
Lien	3.1(b)(ii)
Major Customers	3.1(r)
Major Suppliers	3.1(r)
Material Intellectual Property	3.1(n)(i)
Merger	Recitals
Merger Sub	Preamble
Minimum Condition	7.16(a)
Multiemployer Plans	3.1(h)(i)
Multiple Employer Plan	3.1(h)(vii)
New Compensation Arrangement	3.1(h)
Notice	1.7
OFAC	3.1(i)(iii)
Offer	Recitals
Offer Amendment Date	1.1(a)
Offer Closing	1.1(b)
Offer Conditions	1.1(b)
Offer Documents	Recitals
Offer Price	Recitals
Offering Documents	4.13(g)(vi)
Order	5.1(b)
Outside Date	6.2(a)
Parent	Preamble
Parent 401(k) Plan	4.8(d)
Parent Approvals	3.2(c)(i)
Parent Benefit Plans	4.8(a)
Parent Disclosure Letter	3.2
Parent Material Adverse Effect	3.2(a)
Paying Agent	2.2(a)
Payment Fund	2.2(a)
Payoff Amount	4.13(c)(i)
PBGC	3.1(h)(v)
Pending Offer	Recitals
Per Share Merger Consideration	2.1(a)
Permitted Tax Liens	3.1(l)(iv)

Term	Section
Person	2.2(d)
Personal Data	3.1(n)(v)
PSU Award	2.3(c)
Regulated Installation	3.1(k)(ii)
Release	3.1(k)(ii)
Representatives	3.1(x)
Required Amount	3.2(e)
Required Financial Information	4.13(g)(i)
Rights	3.1(b)(iii)
Rights Agreement	3.1(b)(vi)
RSU Award	2.3(b)
Schedule 14D-9	1.2(a)
Schedule TO	Recitals
SDN List	3.1(i)(iii)
SEC	1.1(a)
Securities Act	3.1(b)(ii)
Senior Notes	4.13(g)(v)
Senior Notes due 2026	4.13(g)(v)
Senior Notes due 2029	4.13(g)(v)
Senior Notes due 2030	4.13(g)(v)
Share	Recitals
Shares	Recitals
Significant Subsidiary	3.1(a)
Solvent	3.2(k)
SOX	3.1(e)(i)
Stock Plans	3.1(b)(i)
Stockholder List Date	1.2(b)
Subsidiary	3.1(a)
Superior Proposal	4.2(h)
Surviving Corporation	1.3
Takeover Statute	3.1(j)
Tax	3.1(l)(xi)
Tax Authority	3.1(l)(xi)
Tax Return	3.1(l)(xi)
Taxes	3.1(l)(xi)
Tendered Shares	1.1(b)
Termination Fee	6.5(b)
TopCo	3.2(e)
Transaction Litigation	4.14
Transactions	3.1(a)
Trustee	4.13(g)(v)
under common control with	3.1(a)
willful and material breach	6.5(a)